Exhibit 99.3
PYPO DIGITAL COMPANY LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Pypo Digital Company Limited

We have audited the accompanying consolidated balance sheets of Pypo Digital Company Limited and its subsidiaries (the "Group") as of March 31, 2008 and 2009, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended March 31, 2009.  Our audits also included the financial statements schedule in Schedule 1.  These financial statements and the financial statement schedule are the responsibility of the Group's management.  Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Pypo Digital Company Limited and its subsidiaries as of March 31, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2(hh) to the consolidated financial statements, on April 1 2009 the Group changed its method of accounting for noncontrolling interest to conform to SFAS No.160, "Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51" and, retrospectively, adjusted the accompanying 2007, 2008 and 2009  financial statements for the change.

Deloitte Touche Tohmatsu
Hong Kong
July 7, 2009 (October 5, 2009 as to Note 2(hh))

PYPO DIGITAL COMPANY LIMITED

CONSOLIDATED STATEMENTS OF INCOME
(Expressed in USD thousands, except for share and per share data)

		For the years ended March 31
	Notes	2007	2008	2009
Net revenues		294,198	378,268	570,651
Cost of revenues		(247,362)	(316,732)	(500,544)

Gross profit		46,836	61,536	70,107
Other operating income		101	160	920
Selling and distribution expenses		(16,972)	(15,633)	(24,195)
General and administrative expenses		(10,160)	(8,856)	(13,879)
Impairment loss on goodwill	14	-	-	(71)
Income from operations		19,805	37,207	32,882
Others, net	5	(48)	(674)	1,254
Interest income		520	720	546
Interest expense		(3,776)	(3,604)	(5,303)
Income before income tax and equity in (loss) / income of affiliated companies		16,501	33,649	29,379
Income tax expense	6	(2,139)	(3,452)	(7,641)
Equity in (loss) / income of affiliated companies	12	-	(13)	16
Net income		14,362	30,184	21,754
Less: Net (income) loss attributable to the non-controlling interest		-	60	(1,611)
Net income attributable to the Company		14,362	30,244	20,143
Net income per share:
-Basic	7	0.08	0.14	0.07
Weighted average number of shares used in calculating net income per share:
-Basic	7	182,700,000	215,896,721	272,700,000

The accompanying notes are an integral part of these consolidated financial statements.

PYPO DIGITAL COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS
(Expressed in USD thousands, except for share and per share data)

		As of March 31,
	Notes	2008	2009
ASSETS
Current assets:
Cash and cash equivalents	8	62,556	33,468
Restricted bank deposits		3,634	11,504
Accounts receivable (less allowance for doubtful accounts of $474 and $735 for 2008 and 2009, respectively)	9	58,266	72,802
Inventories		46,742	54,701
Notes receivable		10,702	2,982
Value added tax receivable		2,158	2,857
Amounts due from related parties	20(ii)	41,731	42,308
Amount due from an affiliated company	21	125	27,946
Receivable from a vendor	10	8,480	21,355
Other receivable	11	10,203	44,180
Prepayment and other assets		3,320	8,314
Deferred tax assets	6	2,270	4,866
Total current assets		250,187	327,283
Non-current assets:
Investments in affiliated companies	12	343	1,479
Property and equipment, net	13	7,874	15,694
Intangible assets	2(m)	-	19,188
Goodwill	14	-	1,977
Other assets		-	320
Total non-current assets		8,217	38,658
Total assets		258,404	365,941
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable		3,070	28,290
Notes payable	15	16,384	23,513
Provision for rebates and price protections		8,516	9,048
Advance payments from customers		7,377	4,827
Other payables and accruals	16	6,097	20,611
Income taxes payable		2,527	8,086
Amounts due to related parties	20(ii)	20,143	20,300
Amount due to an affiliated company		-	790
Short-term borrowings	15	40,604	79,457
Total current liabilities		104,718	194,922

Non-current liabilities:
Deferred tax liabilities	6	388	2,005
Total liabilities		105,106	196,927
Mezzanine Equity
Redeemable ordinary shares ($0.0001 par value, 90,000,000 and nil issued and outstanding as of March 31, 2008 and 2009, respectively)	17	85,117	-

Commitments and contingencies	22

Shareholders’ equity:
Ordinary shares ($0.0001 par value, 1,000,000,000 shares authorized, 182,700,000 and 272,700,000 issued and outstanding as of March 31, 2008 and 2009, respectively)	17	18	27
Additional paid-in capital	17	12,082	97,190
Accumulated other comprehensive income		10,704	14,134
Retained earnings	18	44,728	43,210

Total shareholders’ equity		67,532	154,561
Noncontrolling interest		649	14,453
Total equity		68,181	169,014
Total liabilities and shareholders’ equity		258,404	365,941

The accompanying notes are an integral part of these consolidated financial statements.

PYPO DIGITAL COMPANY LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(Expressed in USD thousands, except for share and per share data)

		Ordinary shares
	Notes	Number of shares	Amount	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Non- controlling interest	Total equity	Comprehensive income

Balance as of April, 2006		1,000	—	12,082	719	12,799	—	25,600

Net income		—	—	—	—	14,362	—	14,362	14,362
Foreign currency translation adjustments	2(d)	—	—	—	991	—	22	1,013	991
Acquisition of controlling interest in a subsidiary							624	624
Dividends declared	19	—	—	—	—	(12,677)	—	(12,677)	—

Balance as of March 31, 2007		1,000	—	12,082	1,710	14,484	646	28,922	15,353

Net income		—	—	—	—	30,244	(60)	30,184	30,244
Foreign currency translation adjustments	2(d)	—	—	—	8,994	—	63	9,057	8,994
Issuance of shares to ordinary shareholders	1, 17	182,699,000	18	—	—	—	—	18	—

Balance as of March 31, 2008		182,700,000	18	12,082	10,704	44,728	649	68,181	39,238

Net income		—	—	—	—	20,143	1,611	21,754	20,143
Foreign currency translation adjustments	2(d)	—	—	—	3,430	—	52	3,482	3,430
Acquisition of additional interest in a subsidiary							(650)	(650)
Acquisition of controlling interest in a subsidiary							12,791	12,791
Waiver of redemption rights		90,000,000	9	85,108	—	—	—	85,117	—
Advances to a shareholder		—	—	—	—	(4,014)	—	(4,014)	—
Dividends declared	19	—	—	—	—	(17,647)	—	(17,647)	—

Balance as of March 31, 2009		272,700,000	27	97,190	14,134	43,210	14,453	169,014	23,573

The accompanying notes are an integral part of these consolidated financial statements.

PYPO DIGITAL COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in USD thousands)

	For the years ended March 31,
	2007	2008	2009
Cash flows from operating activities:
Net income	14,362	30,184	21,754
Adjustments to reconcile net income to net cash (used in)/provided by operating activities:
Depreciation of property and equipment	338	485	912
Amortization of intangible assets	—	—	259
Allowance for doubtful accounts	386	100	273
Provision for inventories	—	450	100
Loss on disposal of property and equipment	75	11	7
Exchange loss / (gain)	3	787	(1,140)
Equity in loss / (income) of affiliated companies	—	13	(16)
Impairment loss on goodwill	—	—	71
Gain on disposal of equity method investment	—	—	26
Changes in operating assets and liabilities:
Accounts receivable	(3,957)	(24,949)	(14,254)
Inventories	19,249	(20,633)	8,040
Notes receivable	1,066	(9,851)	7,030
Value added tax receivable	1,873	331	219
Receivable from a vendor	(24,809)	18,936	(12,648)
Other receivable	900	(678)	(9,741)
Prepayment and other assets	(2,548)	1,115	(2,566)
Accounts payable	522	2,309	22,108
Notes payables	(18,904)	(12,110)	6,077
Provision for rebates and price protections	2,313	(3,572)	304
Advance payments from customers	(2,416)	4,279	(2,627)
Other payables and accruals	1,896	(838)	(6,755)
Income taxes payable	1,213	1,135	5,245
Changes in deferred taxes	(88)	438	(1,421)

Net cash (used in) / provided by operating activities	(8,526)	(12,058)	21,257

Cash flow from investing activities:
Restricted bank deposits	11,464	13,995	(7,160)
Increase in amount due from an affiliated company	—	(125)	(27,028)
Purchase of property and equipment	(6,364)	(242)	(1,091)
Proceeds from disposal of property and equipment	59	13	15
Net proceeds received from disposal of subsidiaries	—	472	979
Net cash paid for acquisition of equity interest of subsidiaries, net of cash acquired of $7,317	—	—	(39,426)
Amounts due from related parties	1,367	(38,803)	—
Short term investments	—	—	(47,983)
Maturity of short term investments	—	—	47,983
Deposits paid for acquisition of entities	—	(9,251)	—
Investments in affiliated companies	—	(356)	(1,464)

Net cash provided by / (used in) investing activities	6,526	(34,297)	(75,175)

Cash flow from financing activities:
Proceeds from issuance of redeemable ordinary shares, net of issuance costs	—	87,617	—
Proceeds from issuance of ordinary shares	—	18	—
Proceeds from short-term borrowings	19,395	52,688	98,851
Proceeds from term loan	—	—	19,708
Repayment of short-term borrowings	(14,611)	(51,976)	(80,918)
Cash injection in subsidiaries by noncontrolling interest	624	—	6,012
Amounts due to related parties	—	20,143	146
Advances to a shareholder	—	—	(4,014)
Dividends to ordinary shareholders	—	(13,204)	(17,647)

Net cash provided by financing activities	5,408	95,286	22,138

Net increase / (decrease) in cash and cash equivalents	3,408	48,931	(31,780)

PYPO DIGITAL COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued
(Expressed in USD thousands)

	For the year ended March 31,
	2007	2008	2009

Cash and cash equivalents
At beginning of year	4,861	8,447	62,556
Effect of foreign exchange rate change	178	5,178	2,692
At end of year	8,447	62,556	33,468

Supplemental disclosure of cash flow information
Cash paid during the year for:
Income tax expense	(2,076)	(4,368)	(2,447)
Interest paid	(3,776)	(3,604)	(5,189)

Supplemental schedule of non-cash investing activities
Acquisition of repair and maintenance business	—	—	2,237

The accompanying notes are an integral part of these consolidated financial statements.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

1.	Organization And Principal Activities

Pypo Digital Company Limited (the "Company") was incorporated under the laws of the Cayman Islands as a limited liability company on October 3, 2007.  The Company and its subsidiaries and variable interest entity (collectively the "Group") are principally engaged in the provision of wholesale distribution of mobile phones, notebooks and other peripherals in the People's Republic of China ("PRC").  In current year ended March 31 2009, the Company, through its variable interest entity ("VIE" or "VIE subsidiary"), Beijing Feijie Investment Co., Ltd. ("Beijing Feijie") acquired retail chain stores (see Note 4 for details) during the year ended March 31, 2009 and thereafter started its retail sales of mobile phones and other peripherals and provision of after-sales services for mobile phones.

On October 15, 2007, Pypo Holdings (HK) Company Limited ("Pypo HK," the wholly owned subsidiary of the Company) acquired 100% equity interest in Beijing Pypo Technology Group Company Limited ("Pypo Beijing") from its shareholders by issuing a promissory note.  Such promissory note was settled on November 14, 2007, by the Company issuing 91,349,500 ordinary shares at $0.0001 per share each to Pypo Beijing's two equal shareholders (total of 182,699,000 shares issued).  The transfer of assets and liabilities were recorded at Pypo Beijing's historical cost basis as both Pypo Beijing and the Company are under common control and accordingly, all shares and per share data has been restated to give retroactive effect to this transaction (the "Reorganization").

ARCH Digital Holdings Limited ("ARCH Digital"), the Company, and its shareholders entered into the equity subscription agreement on October 15, 2007 ("Equity Subscription Agreement"), pursuant to which ARCH Digital acquired a 33% equity interest in the Company at a purchase price of $90,000.  Pursuant to the Equity Subscription Agreement, ARCH Digital is entitled to redeem all its purchased shares under certain performance conditions, and accordingly, these redeemable shares were classified as mezzanine equity in 2008.  ARCH Digital waived this redemption right in fiscal 2009 and thereafter such shares were re-classified from mezzanine equity to ordinary shares (see Note 17 for details).

Contractual arrangements between Pypo Beijing and Beijing Feijie ("Contractual arrangements")

PRC regulations currently limit foreign ownership of companies that provide wholesale or retail services with more than 30 chain stores.  The Group operates it wholesale business through Pypo Beijing.  To comply with these regulations, the Group conducts its activities in the retail chain store sector through its consolidated VIE subsidiary, Beijing Feijie, a company established in Beijing, the PRC on November 13, 2007.

The Company, through its wholly owned subsidiary Pypo Beijing, loaned RMB10 million (equivalent to $1,300) to the Chief Executive Officer ("CEO") and a second employee of the Group, for the sole purpose of funding Beijing Feijie.  The CEO and the second employee each acquired 50% of the equity interest of Beijing Feijie on November 30, 2007 with the proceeds of the loan.  On December 26, 2007, Pypo Beijing, entered into an Exclusive Technology Consulting and Service Agreement ("Service Agreement") with Beijing Feijie, under which the Company provides technical and consulting services to Beijing Feijie in exchange for service fees from Beijing Feijie.  As a collateral security for the prompt and complete performance of the obligations of Beijing Feijie under the above various contractual arrangements and the loan made to the shareholders of Beijing Feijie, the respective shareholders of Beijing Feijie have entered into an equity pledge agreement (the "Equity Pledge Agreements") on December 26, 2007 with Pypo Beijing, pursuant to which they agreed to pledge all their respective rights and interests, including voting rights, in Beijing Feijie in favour of Pypo Beijing.  On the same date, trust agreements were signed by the shareholders of Beijing Feijie granting all their rights as shareholders, including control of earnings distributions, to Pypo Beijing.  In addition, on December 26, 2007, the respective shareholders of Beijing Feijie signed an exclusive call option agreement (the "Exclusive Call Option Agreements") with Pypo Beijing, agreeing to sell to the Company's wholly owned subsidiaries, and the Company has an exclusive, irrevocable and unconditional right to purchase, or cause the Company's designated party to purchase, from such shareholders, at the Company's sole discretion part or all of the shareholders' equity interests in Beijing Feijie when and, to the extent that, applicable PRC Law permits the Company to own part or all of such equity interests in Beijing Feijie.  According to the Exclusive Call Option Agreements, the purchase price to be paid by the Company to the shareholders of Beijing Feijie will be the minimum amount of consideration permitted by applicable PRC Law at the time when such share transfer occurs.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in USD thousands, except share, per share data or stated otherwise)

1.	Organization and Principal Activities - continued

The Company is the primary beneficiary of Beijing Feijie through the Service Agreements and its control over earnings distributions by Beijing Feijie.  The agreements described above provided for effective control of Beijing Feijie to be transferred to the Group on December 26, 2007.  Beijing Feijie had no operating activity prior to entering into these agreements with the Group.  As a result, the consolidated financial statements reflect the consolidation of Beijing Feijie starting from December 26, 2007.

In May 2008, Beijing Feijie completed an acquisition of 51% of equity interest in Hebei Guoxun Huifang Telecommunications Equipment Co., Ltd. ("Hebei Guoxun") and its affiliated companies.  In August 2008, Beijing Feijie completed acquisitions of 51% equity interest in each of Henan Xinya Telecommunications Equipment Co., Ltd ("Henan Xinya") and Kunming Golden Broadway Technology Development Co., Ltd ("Kunming Golden Broadway").  In October 2008, Beijing Feijie completed acquisitions of 51% equity interest in Jiangsu Guanzhilin Mobile Phones Hypermarket Co., Ltd. ("Jiangsu Guanzhilin") and 100% interest in Hunan Feon Telecommunications Technology Co., Ltd. ("Hunan Feon").  In December 2008, Beijing Feijie completed acquisitions of 51% equity interest in Inner Mongolia Chuangxin Zhongyu Shidai Mobile Phones Marketing & Management Co., Ltd. ("Inner Mongolia Zhongyu") and 100% equity interest in the repair and maintenance business.  These newly acquired subsidiaries are in the retail and after-sales services businesses for mobile phones.  See Note 4 for details of acquisitions.

The total assets, liabilities, net assets, net revenues, operating costs and expenses and net (loss) / income of Beijing Feijie are as follows:

	As at and for theyear ended March 31
	2008	2009
Total assets	29,017	143,101
Total liability	(27,593)	(125,866)
Net assets	1,424	17,235
Noncontrolling interest	—	(14,453)
	1,424	2,782
Net revenues	—	163,491
Operating costs and expenses	(1)	(160,556)

Net (loss) / income	(1)	2,935
Less: Net income attributable to the noncontrolling interest	—	(1,618)

Net (loss) / income attributable to the Company	(1)	1,317

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
(Expressed in USD thousands, except share, per share data or stated otherwise)

2.	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

(b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and its VIE subsidiary for which the Company is the primary beneficiary (collectively, the “Group”).  All transactions and balances among the Company, its subsidiaries and VIE subsidiary have been eliminated upon consolidation.  Investments in equity securities of entities over which the Company can exercise significant influence are accounted for using the equity method of accounting.

(c)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Group’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Actual results could differ from those estimates.  On an ongoing basis, management reviews its estimates, including those related to realization of inventories, depreciable lives and residual values of long-lived assets, the recoverability of the carrying values of long-lived assets, useful lives and impairment of acquired intangible assets, impairment of goodwill, income tax provisions, valuation allowance for deferred tax assets and the determination of provision for rebates and price protection.  Changes in facts and circumstances may result in revised estimates.

(d)	Foreign currency transactions

The functional and reporting currency of the Company is in the United States dollar (“USD”, “$”).  The financial records of the Company’s subsidiaries and VIE are maintained in Renminbi (“RMB”) or in Hong Kong dollar (“HKD”).  All assets and liabilities are translated at the rates of exchange quoted by the People’s Bank of China at the balance sheet date, except for the share capital and statutory reserves which are translated at the historical exchange rate, and all income and expense items are translated at the average rates of exchange over the year.  All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of accumulated other comprehensive income in the statement of shareholders’ equity and comprehensive income.

(e)	Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.  Legal costs incurred in connection with loss contingencies are expensed as incurred.

(f)	Cash and cash equivalents

Cash and cash equivalents consist of cash at bank and on hand and certificates of deposit with an initial term of less than three months when purchased, which are unrestricted as to withdrawal and use.

(g)	Restricted bank deposits

Restricted bank deposits are cash balances pledged for the facilities used to issue short-term bank borrowings.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued
(Expressed in USD thousands, except share, per share data or stated otherwise)

2.	Summary of Significant Accounting Policies – continued

(h)	Allowance for doubtful accounts

The Group determines the allowance for doubtful accounts when facts and circumstances indicate that the full amount of the receivable is unlikely to be collected.  If the financial condition of the Group’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

(i)	Inventories

Inventories are valued at the lower of cost and market value.  The value of inventories is determined using the first-in, first-out basis.  The Group writes down the values of inventory for excessive, slow moving and obsolete inventories as well as inventory whose carrying value is in excess of net realizable value.

During the years ended March 31, 2007, 2008 and 2009, write downs of inventories of $nil, $450 and $100, respectively, were recognized.

(j)	Notes receivable

Notes receivable are primarily generated from sales to customers, with term exceeding 3 months but less than 1 year depending on the customer’s credit quality, and are recorded at face value.  The Company does not require collateral for the notes.  The Company has not and does not intend to sell these receivables.  Amounts collected on notes receivable are included in net cash provided by operating activities in the consolidated statements of cash flows.

The allowance for doubtful accounts is the Company’s best estimate of the amount of credit losses in the Company’s existing notes.  The allowance is determined on an individual note basis upon review of the customers’ credit quality.  Management has determined that there are no impairment issues, and no respective allowance for doubtful accounts is provided on notes receivables.

(k)	Property and equipment, net

Property and equipment are recorded at cost less accumulated depreciation.  The cost of major improvements and betterments is capitalized whereas the cost of maintenance and repairs is expensed in the year incurred.

Depreciation is calculated using the straight-line method over the following estimated useful lives, taking into account the assets’ estimated residual value:

Years

Buildings	50
Machinery and equipment	5
Electronic equipment	5
Motor vehicles	10
Leasehold improvements	Shorter of the term of the lease or
the estimated useful lives of the assets

Management estimates the property and equipment to have a 10% residual value.

 PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued
(Expressed in USD thousands, except share, per share data or stated otherwise)

2.	Summary of Significant Accounting Policies – continued

(l)	Investments under equity method

The investments in entities over which the Group has the ability to exercise significant influence are accounted for using the equity method.  Under the equity method, original investments are recorded at cost and adjusted by the Group’s share of undistributed earnings or losses of these entities, by the amortization of any difference between the amount of the Group’s investment and its share of the net assets of the investee, and by dividend distributions or subsequent investments.  All unrealized inter-company profits and losses are eliminated under the equity method.

When the estimated amount to be realized from the investments falls below its carrying value, an impairment charge is recognized in the consolidated statements of income when the decline in value is considered other than temporary.

(m)	Goodwill and Intangible Assets

Goodwill represents the excess of costs of businesses acquired over fair value of acquired net tangible and identifiable intangible assets.  Goodwill and identifiable intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of FASB Statement No. 142, “Goodwill and Other Intangible Assets”.

During fiscal 2009, goodwill amounting to $1,977 is recognized through an acquisition of after-sales services for mobile phones business (see Note 4).

Identifiable intangibles are required to be determined separately from goodwill based on fair value.  In particular, an intangible that is acquired in a business combination is recognized as an asset separate from goodwill if it satisfies either the “contractual-legal” or “separability” criterion.  The identifiable intangible assets with finite lives are carried at cost less accumulated amortization.  Amortization is computed using the straight-line method over the intangible assets’ economic lives.

The weighted average economic lives and net carrying values of the identifiable intangible assets are as follows:

		At March 31, 2009
	Weighted average economic lives	Cost	Accumulated amortization	Foreign exchange alignment	Net carrying values

Trade name	Indefinite	17,394	—	24	17,418
Non-compete agreement	3.4 – 3.7 years	517	(66)	1	452
Put options on land and buildings (Note)	3 years	247	(77)	6	176
After-sales service agreement	4.2 – 5.0 years	1,260	(116)	(2)	1,142
		19,418	(259)	29	19,188

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued
(Expressed in USD thousands, except share, per share data or stated otherwise)

2.	Summary of Significant Accounting Policies – continued

(m)	Goodwill and Intangible Assets – continued

Note:

The put options on the land and buildings represent the Group’s right to dispose of the land and buildings to the selling shareholder of Hebei Guoxun within three years from the date of acquisition of Hebei Guoxun with an annual increment of 15% of its fair value as of the acquisition date of Hebei Guoxun.

The identifiable intangible assets above result from the Group’s May 2008 acquisition of a 51% interest in Hebei Guoxun, its August 2008 acquisitions of 51% interests in each of Henan Xinya and Kunming Golden Broadway, its October 2008 acquisition of 51% interest in Jiangsu Guanzhilin, its October 2008 acquisition of 100% interest in Hunan Feon and its December 2008 acquisition of 51% interest in Inner Mongolia Zhongyu (the”Retail Business Acquisitions”) and its December 2008 acquisition of the after-sale service business of certain of the retail stores of Hebei Baibang Tech. Co. Ltd. (the “R&M Business”).  The amounts assigned to the identifiable intangible assets of the acquired businesses as of March 31, 2009 are based on the preliminary assessment of their fair values and are subject to change pending the finalization of the valuations of these intangibles.  The finalization of those valuations could affect the amounts assigned to the intangible assets or goodwill of the acquired business of the Retail Business Acquisitions and the related periodic amortization charges for these intangible assets.

(n)	Impairment of Goodwill and Indefinite Life Intangible Assets

Goodwill is not amortized but is tested for impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred.  Goodwill impairment is tested using a two-step approach.  The first step compares the fair value of a reporting unit to its carrying amount, including goodwill.  If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required.  If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount.  If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess.  The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities.

Intangible assets with indefinite lives are not amortized but are tested for impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred.  The impairment of an indefinite life intangible asset is based on a comparison of its fair value to its carrying amount.  If the carrying amount of an indefinite life intangible asset exceeds its fair value, an impairment loss is recognized for the excess.  The estimation of fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued
(Expressed in USD thousands, except share, per share data or stated otherwise)

2.	Summary of Significant Accounting Policies – continued

(o)	Impairment of long-lived tangible and finite-lived intangible assets

Long-lived assets, and finite-lived identifiable intangible assets are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.  The Group reviews its long-lived tangible and finite-lived intangible assets for potential impairment based on a review of projected undiscounted future cash flows associated with these assets.  When the review of projected undiscounted cash flows indicates the existence of a potential impairment, the measurement of impairment losses for assets that the Group expects to hold and use is based on the estimated fair value of the assets.

At March 31, 2008 and 2009, the carrying values of the Group’s finite-lived intangible assets are $0 and $1,770, net of accumulated amortization of $0 and $259, respectively, and are currently being amortized over three to five years.  For the years ended March 31, 2007, 2008 and 2009, the Group incurred no impairment charges.  The following sets forth at March 31, 2009 the amortization expense for finite-lived intangible assets the Group expects to recognize during the remained of the fiscal year ended March 31, 2009 and over next five fiscal years thereafter:

Year ending 2010	501
Year ending 2011	501
Year ending 2012	416
Year ending 2013	310
Year ending 2014	42

(p)	Deferred financing costs

Direct and incremental costs incurred in obtaining loans are capitalized and amortized over the terms of the related debt agreements using the effective interest method.  At March 31, 2009, deferred financing cost of $1,006 was included in prepayment and other assets.  Approximately nil, nil and $18 were amortized during the years ended March 31, 2007, 2008 and 2009.

(q)	Contingent Consideration

The Group has incorporated contingent consideration into the structure of the Retail Business Acquisitions completed in the year ended March 31, 2009.  These arrangements generally result in the reduction of cash payments or transfer of shares from the sellers at nil consideration upon the acquired entities’ failure of performance targets for the periods ranging from 2 to 3 years after the acquisitions as stipulated in the acquisition agreements.

Reduction of cash payments or transfer of shares which are determined to be adjustments on purchase consideration will be accounted for as part of the purchase of the acquired entities when the outcome of the contingency is determinable beyond a reasonable doubt (see Note 4).

(r)	Performance bonus

As stipulated in the Operating and Management Agreements entered into between Beijing Feijie and the key management of Hebei Guoxun, Henan Xinya, and Jiangsu Guanzhilin, the key management of these three entities will entitle to the performance bonus upon the achievement of the performance condition: (1) operating targets for the periods ranging from 2 to 3 years after the acquisitions and (2) rendering of services for the specified period.  Accruals of compensation cost for such award with a performance condition shall be based on the probable outcome of that performance condition.  Compensation cost shall be accrued if it is probable that the performance condition will be achieved and shall not be accrued if it is not probable that the performance condition will be achieved.   The Group has not recognized an accrual for the compensation for the year ended March 31, 2009 since the management estimate that it is probable that the performance condition could not be met.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued
(Expressed in USD thousands, except share, per share data or stated otherwise)

2.	Summary of Significant Accounting Policies – continued

(s)	Financial instruments

The carrying amounts of cash and cash equivalents, restricted bank deposits, notes receivable, accounts receivable, amounts due from related parties and an affiliated company, other receivable and receivable from a vendor, short-term borrowings, accounts payable, notes payable, other payables and amounts due to related parties and an affiliated company approximate their fair values due to the short-term nature of these instruments.

(t)	Fair value of financial instruments

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure.  In October 2008, the FASB issued FASB Staff Position (“FSP”) 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP SFAS 157-3”).  FSP SFAS 157-3 clarifies the application of SFAS 157 in a market that is not active, and provides guidance on the key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.  Effective April 1, 2008, the Group adopted the measurement and disclosure requirements related to financial assets and financial liabilities.  The adoption of SFAS 157 for financial assets and financial liabilities did not have any material impact on the Group’s results of operations or the fair values of its financial assets and liabilities.

FSP SFAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP SFAS 157-2”) delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the fiscal year beginning after November 15, 2008.  The Group is currently assessing the impact that the application of SFAS 157 to nonfinancial assets and liabilities will have on its results of operations and financial position.

As of March 31, 2008 and 2009, the Group did not have any nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements, at least annually, on a recurring basis.

(u)	Mezzanine equity

Redeemable ordinary shares issued in November 2007 are classified as mezzanine equity (see Note 17).

(v)	Revenue recognition

Revenue from principal operations

The Group derives its revenue through wholesale distribution of mobile phones, notebooks and peripherals for the three years ended March 31, 2009.  The Group commenced its retail business from May 2008.   The Group recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability of the sales price is reasonably assured.  The Group considers its customers of wholesale distribution to be the retailers and does not sell directly to end-users.  The customers of the Group’s retail business are the end-users of mobile phones and peripherals.  Products under warranty are shipped back to the manufacturers for repairs or exchanges and related costs incurred are borne by the manufacturers; therefore, the warranty costs incurred by the Group are insignificant.

There are three types of sales contracts for wholesale distribution: (i) sales with no right of return (which make up the majority of sales), (ii) sales with contractual right of return, and (iii) consigned sales.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued
(Expressed in USD thousands, except share, per share data or stated otherwise)

2.	Summary of Significant Accounting Policies – continued

(v)	Revenue recognition – continued

Revenue from principal operations – continued

(i)
For sales with no right of return, the Group has no contractual obligations and has not established any right of return based on its customary business practices, except for defective products under warranty.  Revenue recognition generally occurs when products have been shipped, risk of loss has been transferred to the customer, and allowances for discounts, price protection, and customer rebates can be reliably estimated.  Recorded revenues are reduced by these allowances.  The Group bases its estimates of these allowances on historical experience, taking into consideration the type of products sold, the type of customer, and the type of transaction specific in each arrangement.

There are no customer acceptance conditions associated with the Group’s products, except related to the standards and quality of a given products.

(ii)	For sales with contractual right of returns and for consigned sales, the Company recognizes revenue at the time the products sell through the distribution channel to the end customers.

The Group presents revenue net of value added tax collected from customers at 17%, which amounted to $87,608, $108,168, and $156,142 for the years ended March 31, 2007, 2008 and 2009, respectively.  Certain items: (i) sales return of $3,824, $3,799 and $7,747; and (ii) sales rebates and price protection expenses of $39,008, $41,487 and $41,273, have been deducted to present the net revenue for the years ended March 31, 2007, 2008 and 2009, respectively.

Revenue from vendor’s reimbursements

The Group receives the following types of reimbursements from its vendor:

1)	Reimbursement of promotional activities

The Group organizes marketing activities to promote the vendor’s products and the vendor compensates the Group’s costs in this regard.  Upon planning each marketing activity, the Group submits marketing applications to the vendor and the vendor approves the application form, which indicates that the vendor has agreed to bear the related costs.  Such reimbursements are recognized when the related marketing activities were held, as a reduction of the costs incurred, with the excess recorded as a reduction to cost of revenues.  The amount of reimbursement of promotional activities recognized as reduction of expenses are $5,494, $2,356 and $23,226 of which $1,371, $347 and $11,575 are recorded as a reduction of cost of revenues for the years ended March 31, 2007, 2008 and 2009 respectively.

2)	Rebates from vendor to end customers through the Group

The vendor provides rebates to end customers through the Group.  Such rebates to customers net of the related reimbursement to the Group from the vendor are recorded in revenue, and a corresponding receivable from the vendor is recorded at the time the rebates are given.  The net amount of rebates from vendor to end customers is $37, $929 and $404 for the years ended March 31, 2007, 2008 and 2009 respectively.

3)	Rebates from vendor to the Group

The vendor also provides rebates to the Group to promote sales of certain products, such rebates are recorded as a reduction of cost of revenues when approved by the vendor, and the amount recognized are $22,977, $2,860 and $1,726 for the years ended March 31, 2007, 2008 and 2009 respectively.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued
(Expressed in USD thousands, except share, per share data or stated otherwise)

2.	Summary of Significant Accounting Policies – continued

(v)	Revenue recognition – continued

Revenue from vendor’s reimbursements – continued

4)	Awards on purchase targets

The vendor provides certain awards to the Group when the Group’s purchases exceed a certain target within a specified period of time.  As the Group lacks a demonstrated historical experience to estimate the timing and probability of earning such awards, the awards are recognized as a reduction of cost of revenues when approved by the vendor.  The amount of awards earned on purchase targets are nil, $5,882 and nil for the years ended March 31, 2007, 2008 and 2009 respectively.

(w)	Shipping and handling costs

Shipping and handling costs are recorded in selling and distribution expenses as incurred.  During the years ended March 31, 2007, 2008 and 2009, shipping and handling costs were $1,148, $1,069 and $1,558, respectively.

(x)	Cost of revenues

Cost of revenues primarily consists of purchase costs of mobile phones, notebooks and peripherals.

(y)	Advertising cost

Advertising expenses amounted to approximately $718, $367 and $5,512 during the years ended March 31, 2007, 2008 and 2009, respectively, and have been included as part of selling and distribution expenses.

(z)	Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases.  Other leases are accounted for as capital leases.  Payments made under operating leases, net of any incentives received by the Group from the leasing company, are charged to the statements of income on a straight-line basis over the lease periods.

(aa)	Provision for rebates and price protection

Provision for rebates is made on a case by case basis according to the retailer’s sales volume of the Group’s products.  The rebates include a basic amount accrued upon delivery of products to retailers and a monthly quantity bonus accrued when the retail volume reaches certain monthly levels as defined by the sales contract.  As the quantity bonuses are based on the retailer’s monthly purchases, the effect of accruing the bonuses when the monthly level is reached as opposed to recording a pro-rata portion of the quantity bonus upon the sale of each qualifying unit is not material.

Provision for price protection is made when the Group decides to lower the selling price of its products.  The amount of price protection varies on different product models, and the provision is determined based on an estimate of the amount of the specific inventories being held by the Group’s retailers at that time.

Rebates and price protection incurred for the year is recorded as a reduction of revenues.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued
(Expressed in USD thousands, except share, per share data or stated otherwise)

2.	Summary of Significant Accounting Policies – continued

(bb)	Pension and other retirement benefits

The full-time employees of the Company’s subsidiaries and VIE subsidiary that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits.  These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits.  The total amounts charged to the statements of operations for such employee benefits amounted to approximately $1,834, $1,800 and $2,486 for the years ended March 31, 2007, 2008 and 2009, respectively.  The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

The Group has no other obligation to make payments in respect of retirement benefits of the employees.

(cc)	Income taxes

Income taxes are accounted for under the liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Effective April 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement.  See Note 6 for additional information including the impact of adopting FIN 48 on the Company’s consolidated financial statements.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained.  Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized.  Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.  The Company records interest related to unrecognized tax benefits and penalties, if any, in income tax expenses.

(dd)	Net income per share

Basic earnings per share are computed by dividing net income by the weighted average number of ordinary shares outstanding during the year.

(ee)	Segment reporting

The Group uses the management approach in determining reportable operating segments.  The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions, allocating resources and assessing performance as the source for determining the Group’s reportable segments.  Management, including the chief operating decision maker, reviews operating results by product groups during fiscal 2007 and 2008.  As a result of the completion of the acquisition of six retail sales groups, the Group has changed its reportable segment based on the types of customers receiving its products: “distribution business” and “retail business”.  Details of these operating segments are described in Note 23.

Prior to the year ended March 31, 2009, the Group had two reportable segments based on its major product groups: “Mobile phones” and “Notebooks and peripherals”.  With the change of composition of reportable segments, the year  ended March 31, 2007 and 2008 comparative numbers are restated accordingly to conform to the year ended March 31, 2009 composition of its reportable segments.  The change in composition of reportable segments did not have any impact on either the financial results or financial position of the Company in prior periods.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – continued
(Expressed in USD thousands, except share, per share data or stated otherwise)

2.	Summary of Significant Accounting Policies – continued

(ff)	Concentration of risks

The Group places its cash and cash equivalents and restricted bank deposits with financial institutions with high-credit ratings and quality.

The Group conducts credit evaluations of customers by classifying customers into national chain stores and regional distributors, each are assigned with different credit limit and approved at different management levels.  If a credit limit is exceeded, the distributor will be generally required to pay all or a significant part of the amount due prior to delivery of the Group’s products.  The Group reviews credit terms granted to each major customer and performs balance reconciliation with customers monthly.  The Group establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information.  As a result of the Group’s credit evaluation, the allowance for doubtful accounts was $474 and $735 as at March 31, 2008 and 2009, respectively.

The Group purchased over 90% of its goods from a single vendor for the years ended March 31, 2007, 2008 and 2009.

(gg)	Comprehensive Income

Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported in the consolidated statements of shareholders’ equity and comprehensive income.

(hh)	Noncontrolling Interest

Effective April 1, 2009, the Company adopted the provisions of SFAS, No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51”.  The standard changes the accounting for noncontrolling (minority) interests in consolidated financial statements including the requirements to classify noncontrolling interests as a component of consolidated stockholders’ equity, and the elimination of “minority interest” accounting in results of operations with earnings attributable to noncontrolling interests reported as a part of consolidated earnings.  The presentation and disclosure requirements of SFAS No. 160 shall be applied retrospectively for all periods presented.  Accordingly, the consolidated financials for all period presented, are restated to conform to SFAS No. 160.

3.	Recently issued accounting standards

In December 2007, FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141R").  The objective of SFAS No. 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects.  SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  The Group may not apply it before that date.  The Group is evaluating the impact, if any, of the adoption of SFAS No. 141R.

In April 2008, the FASB issued FSP SFAS 142-3, "Determination of the Useful Life of Intangible Assets".  This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets".  This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.  The guidance for determining the useful life of a recognized intangible asset in this FSP shall be applied prospectively to intangible assets acquired after the effective date.  The Company is evaluating the impact, if any, of the adoption of FSP FAS 142-3.  It is not expected to have a material impact on the Company's financial position, results of operations and cash flows.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS- continued
(Expressed in USD thousands, except share, per share data or stated otherwise)

3.	Recently issued accounting standards - continued

In November 2008, FASB ratified the consensus reached by the Task Force in EITF Issue 08-6, "Equity Method Investment Accounting Considerations" ("EITF 08-6").  Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of SFAS 141R and SFAS 160, questions have arisen regarding the application of that accounting guidance to equity method investments.  EITF 08-6 provides guidance for entities that acquire or hold investments accounted for under the equity method.  This issue is effective for fiscal years and interim periods beginning on or after December 15, 2008, and interim periods within those fiscal years.  This issue shall be applied prospectively.  The Company is evaluating the impact, if any, of the adoption of EITF 08-6.  It is not expected to have a material impact on the Company's financial position, results of operations and cash flows.

In November 2008, the FASB ratified the consensus reached by the Task Force in EITF Issue 08-7, "Accounting for Defensive Intangible Assets" ("EITF 08-7").  EITF 08-7 requires entities that will acquire a defensive intangible asset after the effective date of SFAS 141R, to account for the acquired intangible asset as a separate unit of accounting and amortize the acquired intangible asset over the period during which the asset would diminish in value.  EITF 08-7 is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  The Company is evaluating the impact, if any, of the adoption of EITF 08-7.  It is not expected to have a material impact on the Company's financial position, results of operations and cash flows.

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, "Disclosures by Public Entities (Enterprises) after Transfers of Financial Assets and Interest in Variable Interest Entities" (FSP FAS 140-4 and FIN 46(R)-8).

FSP FAS 140-4 and FIN 46(R)-8 requires the public entities subject to the disclosure requirements of Statement 140 to provide financial statement users with an understanding of the following: a.  a transferor's continuing involvement in financial assets that it has transferred in a securitization or asset-backed financing arrangement; b.  the nature of any restrictions on assets reported by an entity in its statement of financial position that relate to a transferred financial asset, including the carrying amounts of such assets; c.  how servicing assets and servicing liabilities are reported under Statement 140; and d.  for securitization or asset-backed financing arrangements accounted for as sales when a transferor has continuing involvement with the transferred financial assets and transfers of financial assets accounted for as secured borrowings, how the transfer of financial assets affects an entity's financial position, financial performance, and cash flows.  FSP FAS 140-4 and FIN 46(R)-8 also requires enhanced disclosures about a company's involvement in VIEs.  The enhanced disclosures required by this FSP are intended to provide users of financial statements with a greater understanding of: (i) the significant judgments and assumptions made by a company in determining whether it must consolidate a VIE and/or disclose information about its involvement with a VIE; (ii) the nature of restrictions on consolidated VIEs assets reported by a company in its statement of financial position, including the carrying amounts of such assets; (iii) the nature of, and changes in, the risks associated with a company's involvement with a VIE; (iv) how a company's involvement with a VIE affects the company's financial position, financial performance, and cash flows.  This FSP was effective for the first reporting period (interim or annual) ending after December 15, 2008, and had no impact on the Company's financial position and results of operations.

In April 2009, the FASB issued FSP FAS 141(R)-1, "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies"  ("FSP FAS141(R)-1").  FSP FAS 141(R)-1 amends and clarifies FASB Statement No. 141(R), to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination.  This FSP is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  The Company is evaluating the impact, if any, of the adoption of FSP FAS 141(R)-1.  It is not expected to have a material impact on the Company's financial position, results of operations and cash flows.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS- continued
(Expressed in USD thousands, except share, per share data or stated otherwise)

3.	Recently issued accounting standards - continued

In May 2009, the FASB issued SFAS No.165, "Subsequent Events" ("SFAS 165").  SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  Entities are required to disclose the date through which subsequent events were evaluated, as well as whether that date is the date financial statements were issued or were available to be issued.  SFAS 165 is effective for interim and annual periods ending after June 15, 2009.  The Company is evaluating the impact, if any, of the adoption of SFAS 165.  It is not expected to have a material impact on the Company's financial position, results of operations and cash flows.

In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)" ("SFAS 167").  SFAS 167 amends Interpretation 46(R) to require an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity.  This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics: a) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance; and b) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.  Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity's economic performance, and require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity.  It also amends Interpretation 46(R) to eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity.  SFAS 167 is effective at the start of a company's first fiscal year beginning after November 15, 2009.  The Company is evaluating the impact, if any, of the adoption of SFAS 167.  It is not expected to have a material impact on the Company's financial position, results of operations and cash flows.

It also requires enhanced disclosures about a company's involvement in VIEs.  The enhanced disclosures required by this FSP are intended to provide users of financial statements with a greater understanding of: (i) the significant judgments and assumptions made by a company in determining whether it must consolidate a VIE and/or disclose information about its involvement with a VIE; (ii) the nature of restrictions on consolidated VIEs assets reported by a company in its statement of financial position, including the carrying amounts of such assets; (iii) the nature of, and changes in, the risks associated with a company's involvement with a VIE; (iv) how a company's involvement with a VIE affects the company's financial position, financial performance, and cash flows.  This FSP was effective for the first reporting period (interim or annual) ending after December 15, 2008 and had no impact on the Company's financial position and results of operations.

4.	Acquisitions

(i)	Acquisitions of Businesses

During the year ended March 31, 2009 the Group completed the following:

Company/Business name	Nature of business	Date of acquisition	Interest acquired

Hebei Guoxun	Retail sale of wireless equipment	May 1, 2008	51%
Henan Xinya	Retail sale of wireless equipment	August 22, 2008	51%
Kunming Golden Broadway	Retail sale of wireless equipment	August 28, 2008	51%
Hunan Feon	Retail sale of wireless equipment	October 21, 2008	100%
Jiangsu Guanzhilin	Retail sale of wireless equipment	October 31, 2008	51%
Inner Mongolia Zhongyu	Retail sale of wireless equipment	December 1, 2008	51%
R&M business	Provision of after sales services for wireless equipment	December 8, 2008	100%

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
(Expressed in USD thousands, except share, per share data or stated otherwise)

4.	Acquisitions -continued - continued

(i)	Acquisitions of Businesses - continued

The acquisitions were made by the Group in order to diversify the business of the Group and look for the opportunity of possible integration of mobile phones retail business.

Each of the acquisitions was accounted for as a purchase under Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combination".  The interests in the assets acquired and liabilities assumed were recorded at their fair values, and the results of the acquired entities' operations were included in the Group's consolidated results of operations from the respective dates of the acquisitions.

The acquisitions (except for the acquisition of the R&M business) were generally structured such that the total purchase price to be paid will depend on the level of profits, as defined, that the acquired entity achieves over periods ranging from 2 to 3 years after the acquisitions.  A portion of the potential purchase price was paid at closing, and additional payments will be made to the sellers, or the sellers will return to the Group some or all of the payment made to date, when the level of the achievement of the profit targets is determined.  Where the Group acquired less than 100% of the acquired entity, if the acquired entity fails to achieve the profit target, the seller will have the choice of either accepting a reduction of the total cash payment or transferring an additional interest in the acquired entity to the Group.

As required by SFAS No. 141, for acquisitions for which a portion of the purchase price is contingent on future results, the amount of the purchase price recorded at closing represented the sum of (i) any amount of the payments that are not contingent on the level of future profits, and (ii) that portion of the future contingent payments required to record the net tangible and identifiable intangible assets at their full fair value without any recognition of goodwill or reduction for the allocation of "negative goodwill", if any.

The following table sets forth acquisitions for which a portion of the purchase price is contingent on future results (i) the maximum purchase prices, (ii) the amount of the purchase price recorded at the respective dates of the acquisition, (iii) the payments made as of March 31, 2009, (iv) the amount by which the purchase price payments made to date exceed the purchase price recorded at closing (as described above), which is accounted for as a deposit paid on the contingent purchase price and reflected as current asset in the Group's consolidated balance sheet in other receivables (see Note 11) and (v) the maximum additional interest the seller could elect to transfer to the Group in lieu of accepting lower payments if the targets are not met:

				Excess paid
				over amount
		Purchase		recorded at	Maximum
	Maximum	price	Payments to	closing	additional
	purchase	recorded at	March 31,	(deposit)	interest seller
Company	price	closing	2009	(see Note 11)	could transfer

Hebei Guoxun	9,909	6,259	6,471	212	49%
Henan Xinya	5,746	1,978	2,298	320	49%
Kunming Golden Broadway	4,328	1,654	1,731	77	49%
Hunan Feon	10,384	4,983	5,853	870	0%
Jiangsu Guanzhilin	46,324	13,202	37,005	23,803	49%
Inner Mongolia Zhongyu	2,612	1,151	1,940	789	49%

				26,071

Effect of changes in exchange rates				(128)

Total deposits on contingent payments (Note 11)				25,943

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
(Expressed in USD thousands, except share, per share data or stated otherwise)

4.	Acquisitions -continued - continued

(i)	Acquisitions of Businesses - continued

For these acquisitions, if the profit targets are met and the sellers retain those payments and/or Group is required to make additional payments, such payments will be accounted for as an adjustment of the purchase price and will be recorded as goodwill.  If profit targets are not met and the Group is entitled to receive the return of any portion of the payments made to date, the repayments will first reduce the deposit on the contingent payments and then will reduce the purchase price recorded at closing, which will be accounted for as a reduction in the amounts recorded for long-term tangible and intangible assets.  Where the seller elects to transfer an additional interest to the Group in lieu of the reduction of the cash payments, the transfer of an additional interest will be accounted for as an equity transaction with no gain or loss to be recognized.

As part of its May 2008 acquisition of an interest in Hebei Guoxun, the Group acquired a 45% interest in Hebei Baibang Tech Co., Ltd. ("Hebei Baibang"), a company engaged in mobile phone retail sales and after-sales services.  In December 2008, Hebei Guoxun disposed of its 45% equity interest in Hebei Baibang in exchange for the existing operations of providing after-sales services in certain of Hebei Baibang's retail stores and a cash payment of $276.  The Group accounted for the exchange of the 45% interest in Hebei Baibang for the R&M Business as the acquisition of a business under SFAS No. 141.  The cost of the acquisition of the R&M Business was measured as the December 2008 fair value of the 45% interest in Hebei Baibang less the cash received, and the Group recorded a gain of $26 for the difference between its basis in its 45% interest in Hebei Baibang and the consideration it received.  The allocation of the cost of the R&M Business, which totaled $2,237, resulted in $322 of identifiable intangible asset, consisting of after-sales agreements, $19 of net assets acquired, $81 of deferred tax liability and $1,977 of goodwill, after adjusting the acquired R&M Business tangible assets to their fair value.  The intangible asset and the goodwill result principally from the excess of the fair value of the purchase price originally allocated to the 45% interest in Hebei Baibang at the time of the May 2008 acquisition of Hebei Guoxun over the Group's share of its underlying net assets of Hebei Baibang (see Note 12).

The following table sets for the amounts of the recorded purchase prices preliminary assigned to identifiable intangible assets and goodwill, as explained on Note 2(m) and the fair value of net assets acquired.  The amounts set forth below are based on the preliminary assessment of the fair values of the acquired assets and are subject to change pending the finalization of the valuation of these intangibles.  The finalization of those valuations could affect the amounts assigned to the intangible assets or goodwill and the related periodic amortization charges for intangible asset.

Company	Fair value of net assets acquired	Trade name	Non- compete agreements	Put option on land and buildings	After-sales agreements	Goodwill	Deferred tax liabilities arisen on acquisitions	Purchase price recorded at closing

Hebei Guoxun	4,258	1,766	67	247	—	—	(79)	6,259
Henan Xinya	577	1,378	31	—	—	—	(8)	1,978
Kunming Golden Broadway	731	857	36	—	51	—	(21)	1,654
Hunan Feon	1,714	2,573	41	—	887	—	(232)	4,983
Jiangsu Guanzhilin	2,911	10,037	338	—	—	—	(84)	13,202
Inner Mongolia Zhongyu	365	783	4	—	—	—	(1)	1,151
R&M Business	19	—	—	—	322	1,977	(81)	2,237

Total	10,575	17,394	517	247	1,260	1,977	(506)	31,464

Amortization period		indefinite	3.4 - 4.2 years	3 years	4.2 - 5.0 years	indefinite

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
(Expressed in USD thousands, except share, per share data or stated otherwise)

4.	Acquisitions -continued - continued

(ii)	Acquisition of additional interest of a subsidiary

During the year ended March 31, 2009, the Company acquired additional 10% interests in Beijing Dongdian Wuxian Mobile Media Technology Co., Ltd ("Beijing Dongdian") for a total consideration of $728 and increased its shareholdings of the entity to 100%.  The consideration was allocated to the fair value of net assets acquired amounted to $657 and goodwill amounted to $71.  Goodwill of $71 represented the excess of the purchase price over the estimated fair value of the net tangible assets acquired.  The Company has not allocated the consideration to the identifiable intangible assets, which are non-exclusive licenses, as the management considers these to be of insignificant value.  The purchase price allocation is primarily based on the management's assessment on the fair value of each of the tangible assets acquired and liabilities assumed as of the date of acquisition.

The following unaudited pro forma consolidated financial information reflects the results of operations for the years ended March 31, 2008 and 2009, as if all the acquisitions completed during the year ended March 31, 2009 had occurred on April 1, 2007 and 2008 respectively, and after giving effect to purchase accounting adjustments.  These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place at the beginning of the periods presented, and may not be indicative of future operating results.

	For the year ended March 31,
	2008	2009

Net sales	711,420	699,276
Net income	30,706	20,155
Earnings per share
Basic	0.14	0.07

5.	Others, Net

	For the years ended March 31,
	2007	2008	2009

Foreign currency exchange (loss) / gain	(3)	(787)	1,140
Non-operating (expense) / income	(45)	(20)	10
Investment income	-	133	104
	(48)	(674)	1,254

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
(Expressed in USD thousands, except share, per share data or stated otherwise)

6.	Income Taxes

Cayman Islands

Under the current laws of Cayman Islands, the Company is not subject to tax on its income or capital gains.  In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% for the year ended March 31, 2009 and 17.5% for the year ended March 31, 2008 and 2007 respectively to the estimated taxable income earned in or derived from Hong Kong during the period, if applicable.

People's Republic of China

On March 16, 2007, the National People's Congress of China enacted the PRC Enterprise Income Tax Law (the "New Tax Law"), under which foreign invested enterprises (the "FIEs") and domestic companies would be subject to enterprise income tax at a uniform rate of 25%.  There will be a five-year transition period for FIEs, during which they are allowed to continue to enjoy their existing preferential tax treatments.  Preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as "high and new technology enterprises," whether FIEs or domestic enterprises.  The new tax rate has become effective on January 1, 2008.  On December 6, 2007, the State Council of the PRC issued Implementation Regulations on the New Taxation Law.  The New Taxation Law and Implementation Regulations have changed the tax rate from 15% to 18%, 20%, 22%, 24% and 25% for the year ending December 31, 2008, 2009, 2010, 2011 and 2012 respectively for Shenzhen PRC subsidiaries.  On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives ("Circular 39").

The deferred tax balance has been adjusted to reflect the tax rates that are expected to apply.

Pursuant to the Old Tax Law, Pypo Beijing was qualified for the preferential tax treatment as a "High Technology enterprise."  As a result of that tax treatment, a 50% tax exemption was applied for the calendar years 2006, 2007 and 2008.  These exemptions were applied to the 15% profit tax rate for a High Technology Enterprise for the calendar years 2007 and 25% for the calendar year 2008.  Thus, the overall tax rates for Pypo Beijing after the relevant exemption is applied to the 15% tax rate are 7.5% for the years ended March 31, 2007 and for the period from April 1, 2007 to December 31, 2007.  The overall tax rate for Pypo Beijing after the exemption applied to the 25% tax rate is 12.5% for the calendar year 2008, no exemption is applied since January 1, 2009 and hence, Pypo Beijing is subject to 25% thereafter.  Tax losses carried forwards, if any, would expire five years from the year when the tax losses carried forwards were recorded.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
(Expressed in USD thousands, except share, per share data or stated otherwise)

6.	Income taxes - continued

People's Republic of China - continued

The list below shows the tax preferential treatment of Pypo Beijing and its subsidiaries for the calendar years 2007, 2008 and 2009:

Company	Statutory tax rate	Applicable rate with preferential treatment
	2007 & 2008	2007	2008	2009

Pypo Beijing	15%	7.5%	12.5%	25%

Henan Pypo Technology Company Limited	33%	33%	25%	25%

Beijing Pypo Communication Technology Company Limited	33%	0%	0%	25%

Jilin Pypo Technology Company Limited	33%	33%	25%	25%

Hebei Pypo Digital Technology Company Limited	33%	33%	25%	25%

Shanxi Pypo Technology Company Limited	33%	33%	25%	25%

Yunan Pypo Technology Company Limited	33%	33%	25%	25%

Anhui Pypo Electronic Company Limited	33%	33%	25%	25%

Shenzhen Pypo Communication Equipment Company Limited	33%	0%	18%	20%

Cang Zhou GuoXun HuiFang Communication Equipment Ltd.	N/A	N/A	20%	20%

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement.  FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

The Group has adopted FIN 48 on April 1, 2007.  Based on its FIN 48 analysis documentation, the Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions.  As a result of the implementation of FIN 48, the Company had approximately $436 in total unrecognized tax benefits at April 1, 2007.  The Group has elected to classify interest and/or penalties relating to income tax matters within income tax expenses.  The amount of penalties and interest as of March 31, 2008 is immaterial.  The Group had an increase of unrecognized tax benefits of approximately $576 in connection with tax uncertainties during the year ended March 31, 2008 and the position remains unchanged during the year ended March 31, 2009.  The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

Unrecognized tax benefits balance at April 1, 2007	436
Gross increase for tax positions for the year ended March 31, 2008	576
Unrecognized tax benefits balance at March 31, 2008 and 2009	1,012

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
(Expressed in USD thousands, except share, per share data or stated otherwise)

6.	Income taxes - continued

People's Republic of China - continued

The unrecognized tax benefit totalled $1,012 as at March 31, 2009, of which $436 was related to the income tax provisions recognized as contingencies from periods prior to the adoption of FIN 48; and $576 of which was related to the increase of FIN 48 tax provisions for the year ended March 31, 2008.

According to the PRC Tax Administration and Collection Law, the statute of limitations is generally three years if the underpayment of taxes is due to computational errors made by the taxpayer.  The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB100,000 (approximately $14) is specifically listed as a special circumstance.  In the case of a transfer pricing related adjustment, the statute of limitations is 10 years.  There is no statute of limitations in the case of tax evasion.

Composition of income tax expense

The current and deferred portion of income tax benefit / (expense) included in the consolidated statements of income is as follows:

	For the years ended March 31,
	2007	2008	2009

Current income tax expense	(2,227)	(3,014)	(9,056)
Deferred income tax benefit / (expense)	88	(438)	1,415
Income expense	(2,139)	(3,452)	(7,641)

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation between total income tax expense and that amount computed by applying the PRC statutory income tax rate of (33% for each of the year ended March 31, 2007 and 2008 and 25% for year ended March 31, 2009) to income before taxes is as follows:

	For the years ended March 31,
	2007	2008	2009

Income before tax and equity in loss / (income) of affiliated companies	16,501	33,649	29,379

Computed income tax expense	(5,445)	(11,104)	(7,345)
Effect of different tax rates applicable to the subsidiaries	4,169	6,235	614
Non-deductible employee's benefits	(669)	—	—
Effect of other non-deductible expenses	(233)	(299)	(315)
Effect of non-taxable incomes	11	84	332
Effect of FIN48 unrecognized tax benefits	—	(502)	—
Change in valuation allowance	(1,193)	(745)	(763)
Effect of foreign operation	(906)	595	(147)
Effect of tax exemption and tax relief	1,913	2,427	684
Withholding income tax on dividend	—	388	(1,154)
Others	214	(531)	453
Actual income tax expense	(2,139)	(3,452)	(7,641)

PRC income taxes that would have been payable without tax exemption and tax relief amounted to approximately $8,221, $12,114, and $8,939 for the years ended March 31, 2007, 2008 and 2009, respectively.  Accordingly, basic net income per share would have decreased to $0.05, $0.10 and $0.07, respectively.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
(Expressed in USD thousands, except share, per share data or stated otherwise)

6.	Income taxes - continued

Reconciliation of the differences between statutory tax rate and the effective tax rate - continued

The principal components of the Group's deferred income tax assets/liabilities are as follows:

	As at March 31,
	2008	2009
Current deferred tax assets:
Rebates provision	1,745	2,004
Sales return provision	110	110
Net operating loss carried forward	—	2,239
Allowance for doubtful accounts	—	139
Inventory provision	415	360
Others	—	14
Total current deferred tax assets	2,270	4,866

Non-current deferred tax asset:
Net operating loss carried forward	1,755	2,568
Valuation allowance	(1,755)	(2,568)
Total non-current deferred tax assets	—	—

The realization of the recorded deferred tax assets of $1,755 and $4,807 as of March 31, 2008 and 2009, respectively is dependent on generating sufficient taxable income prior to the expiration of net operating loss carried forward which will expire in year 2012 and 2013.  The Group has provided a valuation allowance for the full amount of the deferred tax assets relating to the future benefit of net operating loss carried forward of certain subsidiaries and VIEs as management is not able to conclude that the future realization of those net operating loss carry forwards is more likely than not.

	As at March 31,
	2008	2009
Non-current deferred tax liabilities:
Withholding income tax on dividend	388	1,558
Intangible assets	—	447
Total non-current deferred tax liabilities	388	2,005

Under the New Tax Law, enterprises are classified as either resident or non-resident.  A resident enterprise refers to one that is incorporated under the PRC law or under the law of a jurisdiction outside the PRC with its "de facto management organization" located within the PRC.  Non-residential enterprise refers to one that is incorporated under the law of a jurisdiction outside the PRC with its "de factor management organization" located also outside the PRC, but which has either set up institutions or establishments in the PRC or has income originating from the PRC without setting up any institution or establishments in the PRC.  Under the New Enterprise Income Tax ("EIT") Implementation Regulation, "de factor management organization" is defined as the organization of an enterprise through which substantial and comprehensive management and control over the business, operations, personnel, accounting and properties of the enterprise are exercised.  Under the New Income Tax Law and the New EIT Implementation Regulation, a resident enterprise's global net income will be subject to a 25% EIT rate.  Uncertainties exist with respect to how the new EIT Law applies to the Company's overall operations, and more specifically, with regard to tax residency status.  Additional guidance is expected to be released by the Chinese government in the near future that may clarify how to apply this standard to taxpayers.  Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that its legal entities organized outside of PRC should be treated as residents for New Income Tax Law purposes.  Even if one or more of its legal entities organized outside of PRC were characterized as PRC tax residents, none of them had profit; therefore, no significant impact would be expected on the net current tax payable balance and the net deferred tax balance.

If the entity were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax.  In the case of dividends paid by PRC subsidiaries the withholding tax would be 10% and in case of a subsidiary 25% or more directly owned by residential in Hong Kong SAR, the withholding tax would be 5%,

The Company and its subsidiaries file separate income tax returns.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
(Expressed in USD thousands, except share, per share data or stated otherwise)

7.	Net Income Per Share

As discussed in Note 17 below, the Company was incorporated with 1,000 ordinary shares and issued 182,699,000 shares to China Bright Group Co. Ltd ("China Bright") and Style Technology Development Limited ("Style Technology") in connection with the Reorganization (as discussed in Note 1).  For the purpose of calculating basic earnings per share as a result of the Reorganization, the number of ordinary shares used in the calculation reflects the issuance of ordinary shares as if it took place on April 1, 2006.

The calculations of basic earnings per share are computed as follows:

	For the years ended March 31,
	2007	2008	2009
Numerator:
Net income attributable to the Company	14,362	30,244	20,143

Denominator:
Denominator for basic earnings per share
- Weighted-average ordinary shares outstanding during the year	182,700,000	215,896,721	272,700,000
Basic earnings per share	0.08	0.14	0.07

As the Group has no dilutive potential common shares that are outstanding for each of the three years in the period ended March 31, 2009, no diluted earnings per share is presented.

8.	Cash and cash equivalents

Cash and cash equivalents as of March 31, 2008 and 2009 include cash balances held by the Company's VIE subsidiary of approximately $1,671 and $19,648, respectively.  These cash balances cannot be transferred to the Company by dividend, loan or advance according to existing PRC laws and regulations.  However, these cash balances can be utilized by the Group for its normal operations pursuant to various agreements which enable the Group to substantially control this VIE subsidiary as described in its normal operations.

Included in the cash and cash equivalents are cash balances denominated in RMB of approximately $56,165 and $31,583 (equivalent to approximately RMB 394 million and RMB 216 million) as of March 31, 2008 and 2009, respectively.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
(Expressed in USD thousands, except share, per share data or stated otherwise)

9.	Accounts receivable

	As at March 31
	2008	2009
Accounts receivable	58,740	73,537
Less: Allowance for doubtful accounts	(474)	(735)
	58,266	72,802

The movement of the allowance for doubtful accounts during the years is as follow:
	As at March 31,
	2008	2009
Balance as beginning of year	368	474
Add: Current year additions	100	273
Less: Current year write-offs	(32)	(27)
Exchange realignment	38	15

Balance at end of year	474	735

10.	Receivable from a vendor

Receivable from a vendor represents the amount receivable from Tianjin Samsung Telecom Technology Co., Ltd. ("Samsung") for various types of reimbursements as aforementioned in Note 2(v), which are accrued according to Samsung's confirmation for compensating the Group's related promotional costs.

11.	Other receivable

	As at March 31,
	2008	2009
Rental and utility deposits	64	1,528
Advance to staff	9	649
Deposit paid for acquiring new entities (Note i)	9,251	—
Receivable from entities owned by noncontrolling interest of subsidiaries (Note ii)	—	7,341
Deposits on contingent purchase prices (see Note 4)	—	25,943
Others (Note iii)	879	8,719
	10,203	44,180

Note:

i)
As at March 31, 2008, the Group through its VIE subsidiary, Beijing Feijie, paid $9,251 to the respective shareholders of non-related parties to acquire their interests in four entities which are principally engaged in retailing of mobile phones.  These acquisitions have not been completed as at March 31, 2008, but have been closed as at March 31, 2009.

ii)
Except for a loan to a noncontrolling interest of a subsidiary amounted to $2,475 as at March 31, 2009 which is secured by a leasehold property, interest bearing at 7% per annum and repayable in July, 2009, the remaining balances are unsecured, interest free and have no fixed repayment term.

iii)	Included in this balance were advances to third parties amounted to $3,726 as at March 31, 2009 of which they are unsecured, interest free and have no fixed repayment term.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
(Expressed in USD thousands, except share, per share data or stated otherwise)

12.	Investment in affiliated companies

The Group's carrying amount and percentage ownership of the investment in affiliated companies as at March 31, 2009:

	As at March 31, 2008		As at March 31, 2009
	Amount	Percentage of ownership	Amount	Percentage of ownership
Beijing Pypo Times Technology Co., Ltd. ("Pypo Times") (Note b)	343	50%	357	50%
Beijing Yipai-top Communication Technology Co., Ltd. ("Beijing Yipai-top") (Notes b and c)	—	—	1,122	50%
	343		1,479

The Group's equity in the (loss) / income of the affiliated companies for the years ended March 31, 2007, 2008 and 2009 was as follows:

	For the years ended March 31,
	2007	2008	2009
Equity in (loss) / income of
- Hebei Baibang (Notes a and b)	—	—	403
- Pypo Times (Note b)	—	(13)	4
- Beijing Yipai-top (Notes b and c)	—	—	(339)
Amortization of difference between basis of investment in Hebei Baibang and share of Hebei Baibang's net assets	—	—	(52)
	—	(13)	16

Note a:

In May 2008, the Group acquired a 45% interest in Hebei Baibang as part of Beijing Feijie's acquisition of a 51% interest in Hebei Guoxun.  Pursuant to the agreement for the acquisition of Beijing Feijie's interest in Hebei Guoxun, the Group is entitled to 55% of the income of Hebei Baibang and the selling shareholder of Hebei Guoxun has guaranteed that Beijing Feijie will receive a minimum annual profit of RMB3,500,000 for each of the year ended March 31, through March 31, 2028.  Hebei Baibang was established for the purpose of engaging in provision of after sales services for mobile phones in the PRC.  The Group has accounted for this investment using equity method of accounting.  In December 2008, Hebei Guoxun disposed of its 45% interest in Hebei Baibang to a third party in exchange for the R&M Business with a fair value at the disposal date of $2,513 and $276 cash consideration received (also refer to Note 4).  During period from May 1, 2008 to disposal date, the Group recorded its equity in the income of Hebei Baibang based on its 55% interest.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
(Expressed in USD thousands, except share, per share data or stated otherwise)

12.	Investment in affiliated companies - continued

Note b:

The combined results of operations and financial position of these investments are summarized below:

	For the year ended March 31,
	2008	2009
Condensed statement of operations information:
Revenue	4,422	8,739
Net loss	(25)	(208)

Group's equity in net (loss) / income of investees	(13)	16

	As at March 31,
	2008	2009
Condensed balance sheet information:
Current assets	5,563	33,095
Non-current assets	1	9

Total assets	5,564	33,104

Liabilities	4,878	30,146
Equity	686	2,958

Total liabilities and equity	5,564	33,104

Group's share of net assets	343	1,479

Note c:

In August 2008, the Group and an individual third party formed an affiliated company, Beijing Yipai-top, which is engaged in the retail sale of wireless equipment.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
(Expressed in USD thousands, except share, per share data or stated otherwise)

13.	Property and equipment, net

Property and equipment consisted of the following:

	As at March 31,
	2008	2009
Buildings	6,254	11,293
Leasehold improvements	384	553
Machinery and equipment	158	1,853
Electronic equipment	980	2,265
Motor vehicles	1,276	1,966
Sub-total	9,052	17,930
Less: accumulated depreciation	(1,178)	(2,236)
Property and equipment, net	7,874	15,694

	For the years ended March 31,
	2007	2008	2009
Depreciation expenses were charged to:
Selling and distribution expenses	21	54	286
General and administrative expenses	317	431	626
Total	338	485	912

14.	Goodwill

The changes in the carrying amount of goodwill from significant acquisitions are as follows:

	Retail business	Distribution business
	R&M business	Beijing Dongdian	Total

Acquisitions during the year ended March 31, 2009	1,977	71	2,048
Impairment loss	—	(71)	(71)

Balance as of March 31, 2009	1,977	—	1,977

Because the fair value of Beijing Dongdian was determined to be lower than its carrying value based on management's current expectation that the unit will incur losses for the foreseeable future, during the year ended March 31, 2009, the Company recorded an impairment charge for the entire $71 of goodwill arising from the acquisition of Beijing Dongdian.

 PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
(Expressed in USD thousands, except share, per share data or stated otherwise)

15.	Borrowings

(i)	Short term borrowings and notes payable

The Group has short term credit facilities with various banks.  As at March 31, 2008 and 2009, these facilities totalled approximately $43,453 and $68,462, respectively.  The amounts utilized were approximately $40,604 and $59,685 at March 31, 2008 and 2009, respectively.  The interest rates ranged from 6.84% to 14.07% in fiscal 2008 and 5.35% to 11.00% in fiscal 2009.  The weighted average interest rate on the borrowings outstanding at March 31, 2008 and 2009 was 7.66% and 6.35%, respectively.

Of the amounts available under the short-term credit facilities above, the amounts guaranteed personally by the directors of the Company, Mr. Fei Dong Ping ("Mr. Fei") and Mr. Zhang Kuo ("Mr. Zhang"), amounted to $5,699 and nil at March 31, 2008 and 2009, respectively.  The amounts guaranteed by the related parties of the Company amounted to $37,754 and $40,960 at March 31, 2008 and 2009, respectively.  The amounts of borrowings utilized from the short-term credit facilities guaranteed by Mr. Fei and Mr. Zhang, amounted to $2,849 and nil at March 31, 2008 and 2009, respectively and by the related parties of the Company amounted to $37,755 and $40,960 at March 31, 2008 and 2009, respectively.

The notes payable are used in purchases from the vendors.  The duration of the notes payable is short term and generally within six months.  The notes payable bear interest, charged by the relevant banks in the form of a discount at the time of issuance, and are also subject to service charges.  The weighted average interest rate charged through the discounts was  4.7% and 7.0% for the fiscal years 2008 and 2009, respectively.  The Group is also required to deposit 10% to 30% of the note payable amount to the bank deposit account in order to obtain a note payable.  As at March 31, 2008 and 2009, the total facilities of these notes payable were approximately, $22,083 and $23,513, respectively, and the amounts utilized were approximately $16,384 and $23,513, respectively.  Total facilities for the notes payable guaranteed by the related parties of the Company amounted to approximately $14,247 and $8,777 at March 31, 2008 and 2009, respectively, and the amount utilized was approximately $5,699 and $8,777 at March 31, 2008 and 2009, respectively.

As at March 31, 2009, the Group's inventories and buildings with carrying amount of $4,179 and $9,271 respectively, were pledged as securities for certain short term credit facilities and notes payable.

(ii)	Term loan

On January 30, 2009, Pypo HK entered into a term facility agreement with the Netherlands Development Finance Company ("FMO"), pursuant to which FMO agreed to provide a term loan facility to Pypo HK in the aggregate amount of up to EUR15 million (the "Facility").  Pypo HK shall repay the loans in three equal annual installments of EUR5 million, commencing August 15, 2014.  The loans are guaranteed by the Company and secured by a first priority security pledge on the shares the Company holds in Pypo HK, and the equity interest of Pypo HK holds in Pypo Beijing.  On February 17, 2009, Pypo HK drew down the full EUR15 million from the Facility.  Amounts outstanding under the Facility will initially bear interest at a rate equal to the 6 month Euro interbank offered rate ("EURIBOR") plus 300 basis points.  At maturity, Pypo HK will pay an additional amount equal to the aggregate interest Pypo HK would have paid if interest on the Facility had been fixed at 11% per annum during the term of the Facility (less the total amount of interest previously paid).  Overdue amounts shall bear interest at a rate that is 12% higher than the rate otherwise due on the Facility.  Pypo HK is required to make semi-annual interest payments under the Facility.  The amount outstanding of this facility is $19,772 as at March 31, 2009, such amount is included as part of short-term borrowings on the balance sheet.

Notwithstanding the foregoing, if any of the Company's subsidiaries and VIE subsidiary or itself undertakes a fully underwritten IPO, reverse takeover or merger on an internationally recognized stock exchange (a "Qualified IPO"), interest on the Facility will accrue at a rate equal to the 6 month EURIBOR rate plus 100 basis points.  Pypo HK shall also pay FMO an additional premium representing the internal rate of return of 20% on the full amount of the Facility, or EUR 15 million, until the later of (i) date of the Qualified IPO and (ii) the date that is twelve months following the date on which Pypo HK draws down on the Facility.  Pypo HK may pay 50% of this premium in shares of the listed entity in certain circumstances, depending on the exchange where the listing takes place.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
(Expressed in USD thousands, except share, per share data or stated otherwise)

15.	Borrowings - continued

(ii)	Term loan -continued

The Facility includes covenants that, among other things, restrict Pypo HK, Pypo Beijing and their subsidiaries with respect to debt incurrence, liens, dividends, affiliate transactions, joint ventures, mergers, changes of auditors, asset sales and acquisitions.  The Facility also includes certain financial covenants that, among other things, require Pypo HK to maintain minimum EBITDA and adjusted net income thresholds and margins, solvency ratios, leverage ratios and current ratios.

Based on the financial position and results of Pypo HK as of and for the year ended March 31, 2009, Pypo HK breached the financial covenants for maintaining the minimum EBITDA, adjusted net income thresholds and margins, solvency ratios, leverage ratios and current ratios.  On discovery of the breach, the directors of the Company informed the lender and commenced a renegotiation of the terms of the loan with the relevant banker.  As at March 31, 2009, those negotiations had not been concluded.  Since the lender has not agreed to waive its right to demand immediate payment as at the balance sheet date, the term loan has been classified as short-term borrowings as of March 31, 2009.  Up to the date of the issue of the consolidated financial statements, the negotiations are still in progress.  The directors of the Company are confident that their negotiations with the lender will ultimately reach a successful conclusion.  In any event, should the lender calls for immediate repayment of the loan, the directors of the Company believe that adequate alternative sources of finance are available to ensure that there is no threat to the continuing operations of the Group.

16.	Other payables and accruals

	As at March 31,
	2008	2009
Salaries and welfares accrual	2,600	1,442
Business tax and other taxes payable	62	2,163
Success fee payable for the private placement (Note i)	2,500	—
Payables to entities owned by noncontrolling interest of subsidiaries (Note ii)	—	12,591
Rental payables	—	1,284
Others	935	3,131
	6,097	20,611

Note:

(i)
The success fee was payable to a financial advisor of the Company for arranging the private placement with ARCH Digital.  The total success fee was $4,500, of which $2,500 had not been paid as of March 31, 2008.

(ii)
Except for a loan from a noncontrolling interest of a subsidiary amounted to $7,367 as at March 31, 2009 which is interest bearing at the borrowing rate of People's Bank of China with similar maturity, the remaining balances are unsecured, interest free and have no fixed repayment term.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
(Expressed in USD thousands, except share, per share data or stated otherwise)

17.	Capital structure

The Company's authorized capital is $100,000, divided into 1,000,000,000 ordinary shares of par value $0.0001 each.

On October 3, 2007, the Company issued 1,000 ordinary shares at par value of $0.0001 each upon incorporation.

On November 14, 2007, in connection with the Reorganization, the Company issued 91,349,500 ordinary shares at par value of $0.0001 each to China Bright and Style Technology, (total of 182,699,000 shares issued).

On November 16, 2007, the Company issued 90,000,000 redeemable ordinary shares at par value of $0.0001 each to ARCH Digital.  Pursuant to the Equity Subscription Agreement, ARCH Digital may at its sole discretion, choose but is not obligated to, terminate the purchase and request redemption of all the purchased shares if certain performance targets are not met.  Upon such redemption request by ARCH Digital, the Company, Pypo Beijing and the Company's shareholders shall have the joint and several obligation to promptly redeem the purchased shares from ARCH Digital, and as consideration thereof, to pay $90,000 to ARCH Digital within 60 days of the redemption request, in such manner (including form of payment) as satisfactory to ARCH Digital.  Accordingly, these redeemable ordinary shares are classified as mezzanine equity.  In June 2008, ARCH Digital waived this redemption right under the Equity Subscription Agreement and thereafter such amount was re-classified from mezzanine equity to ordinary shares ($9) and additional paid in capital ($85,108).

Upon the Reorganization, paid in capital of the Group's subsidiaries and VIE recognized as group equity was transferred to represent the Group's additional paid-in capital.

18.	Retained earnings, reserves and restricted net assets

The Company's retained earnings are not restricted as to the payment of dividends except to the extent dictated by prudent business practices.  There are no material restrictions, including foreign exchange controls, on the ability of its non-PRC subsidiaries to transfer surplus funds to the Company in the form of cash dividends, loans, advances or purchase.  With respect to the Company's PRC subsidiaries, there are restrictions on the payment of dividends and the removal of dividends from the PRC.  On March 16, 2007, the PRC promulgated the New Tax Law by Order No. 63 of the President of the PRC (refer to Note 6 for further details of the New Tax Law).

The New Tax Law becomes effective from January 1, 2008.  Prior to the enactment of the New Tax Law, when dividends are paid by the Company's PRC subsidiaries, such dividends would reduce the amount of reinvested profits and accordingly, the refund of taxes paid might be reduced to the extent of tax applicable to profits not reinvested.  Subsequent to the enactment of the New Tax Law, due to the removal of tax benefit related to reinvestment of capital in PRC subsidiaries, the Company may consider not reinvesting the profits made by the PRC subsidiaries.  Payment of dividends by PRC subsidiaries to foreign investors on profits earned subsequent to January 1, 2008 will also be subject to withholding tax under the New Tax Law.  In addition, pursuant to the relevant PRC regulations, a certain portion of the profits made by these subsidiaries must be set aside for future capital investment and are not distributable, and the registered capital of the Company's PRC subsidiaries are also restricted.  These reserves and registered capital of the PRC subsidiaries amounted to $125,186 and $181,775 as of March 31, 2008 and 2009 respectively.  However, the Company believes that such restrictions will not have a material effect on the Group's liquidity or cash flows.

The Group's subsidiaries and VIE subsidiary incorporated in the PRC are required on an annual basis to make appropriations of retained earnings set at certain percentage of profit after-tax reported in their statutory financial statements prepared in accordance with the relevant accounting principles and financial regulations applicable to companies established in the PRC (the "PRC statutory financial statements"), and regulations to statutory reserve fund and statutory welfare fund.  The statutory reserve fund can be used to increase the registered capital and eliminate future losses of the companies; it cannot be distributed to shareholders except in the event of a solvent liquidation of the companies.  The statutory welfare fund can only be used for the collective benefits and facilities of the employees.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
(Expressed in USD thousands, except share, per share data or stated otherwise)

18.	Retained earnings, reserves and restricted net assets - continued

The statutory welfare fund contribution percentage is subject to the discretion of the Company's Broad of Directors.  Pypo Beijing, as a wholly foreign owned enterprises incorporated in the PRC, is required to make appropriation of retained earnings equal to at least 10% of the PRC GAAP after-tax profit to the statutory reserve fund.  Once the level of these funds reaches 50% of the registered capital of the respective companies, further appropriations are discretionary.

During the year ended March 31, 2007, 2008 and 2009, the Group made total appropriations to these statutory reserves of approximately $43, $2,859, and $2,179, respectively.  The balance of statutory reserve was $9,378 and $11,557 as at March 31, 2008 and 2009, respectively.

Taking into account the registered capital and statutory reserve, the amount of restricted net assets of the Company's subsidiaries were $125,186 and $181,775 as of March 31, 2008 and 2009, respectively.

	As at March 31,
	2008	2009
Registered capital of Pypo Beijing and its subsidiaries	115,808	170,218
Statutory reserves	9,378	11,557
Total	125,186	181,775

Under the relevant PRC regulations, all registered capitals of an FIE, regardless of its origins, is subject to the same restrictions on distribution to the FIE's investors.  Therefore, a part of the net proceeds raised from the Company's issuance of redeemable ordinary shares, which were invested by the Company into Pypo Beijing as an addition to Pypo Beijing's registered capital, are included in the computation of restricted net assets.

19.	Dividends

On April 5, 2006, the Board of Directors of Pypo Beijing approved a dividend of $12,677 (in equivalent to RMB 100 million) or $0.07 per share payable to Beijing Hengze Dongfang Investment Consulting Company Limited, a 90% shareholder of Pypo Beijing at the date of dividend declaration (the holder of the remaining 10% of Pypo Beijing at that time waived its right to its dividend).  The dividend was related to Pypo Beijing's calendar year 2005, and was paid during the year ended March 31, 2008.

In September 2008, the Board of Directors of the Company approved a dividend of $17,647 (equivalent to RMB120 million) or $0.06 per share, payable to all the Company's shareholders.  The dividend was related to Company's calendar year 2006.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
(Expressed in USD thousands, except share, per share data or stated otherwise)

20.	Related party transactions

Other than the Reorganization as described in Note 1, the Company has the following transactions and balances with its related parties.

(i)	Related party transactions

			For the years ended March 31,
Name of related parties	Relationship with the Company	Transaction nature	2007	2008	2009
	(Note 1)	(Note 2)
Beijing Zhiyang East Investment Consulting Co., Ltd.	a	i, iii	(1,526)	1,621	—
Beijing Dingtai Jiye Investment Co., Ltd.	a	i, iii	—	135	(146)
Beijing East Chuangzhi Technology Development Co., Ltd.	a	i, iii	3,816	—	—
Mr. Zhou Heng Yang	b	ii, iii	—	(7)	—
Beijing Shidai Tiancheng Technology Development Co., Ltd.	c	i, iii	(1,079)	805	4
Capital Ally Investments Limited ("Capital Ally")	d	i	—	(20,000)	(4,014)
ARCH Digital	d	i	—	20,000	—
Shanghai Zhengda Jingcheng Development Co., Ltd. ("Shanghai Zhengda")	e	i	—	(21,371)	—
GM Investment Company Limited	b	i	—	—	300

Note 1:	a) an entity controlled by the Company's ultimate shareholders
b) ultimate shareholder of the Company
c) shareholder of an affiliated company
d) immediate shareholder of the Company
e) a subsidiary of ARCH Digital

Note 2:	i) advance from / (to) during the year
ii) staff advance (made) / repaid during the year
iii) temporary advances which are unsecured, interest free and fully settled during the year

(ii)	Related party balances

	As at March 31,
	2008	2009
Due from:
Beijing Shidai Tiancheng Technology Development Co., Ltd. (Note a)	360	366
Capital Ally Investments Limited (Note b)	20,000	20,000
Shanghai Zhengda Jingcheng Development Co., Ltd. (Note b)	21,371	21,942
	41,731	42,308
Due to:
ARCH Digital (Note b)	(20,000)	(20,000)
GM Investment Company Limited (Note c)	—	(300)
Beijing Dingtai Jiye Investment Consulting Co., Ltd. (Note a)	(143)	—
	(20,143)	(20,300)

Note:

a)	The outstanding balance was unsecured, non-interesting bearing and repayable on demand. The entity is controlled by the ultimate shareholders of the Company.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
(Expressed in USD thousands, except share, per share data or stated otherwise)

20.	Related party transactions - continued

(ii)	Related party balances - continued

Note:  - continued

b)
In March 2008, the Company loaned $20.0 million to Capital Ally Investments Limited, or Capital Ally, a shareholder with 67% equity interest in the Company, to meet Capital Ally's short-term working capital requirements.  The interest-free loan originally was to mature on December, 31, 2008.  As security for performance of its obligations under the $20.0 million loan, Capital Ally pledged all of its rights and interests in its 182,700,000 the ordinary shares of the Company in favor of the Company on March 10, 2008.  Pursuant to the pledge agreement, Capital Ally agreed not to sell, transfer, encumber or dispose of the pledged shares.  The pledge agreement terminates upon the earlier of the discharge of all obligations of Capital Ally under the loan agreement with the Company and the consummation of the business combination.  In connection with the loan agreement, in March 2008, the Company and ARCH Digital entered into a fund transfer agreement.  Pursuant to this agreement, Pypo Beijing, a subsidiary of the Company, made cash advances of RMB 150 million ($21.4 million at March 31, 2008 and $21.9 million as of March 31, 2009) to Shanghai Zhengda Jingcheng Development Co., Ltd., or Shanghai Zhengda, a company controlled by ARCH Digital.  In consideration for the transfer by Pypo Beijing of RMB 150 million to Shanghai Zhengda, ARCH Digital concurrently transferred $20.0 million to the Company.  The purpose of the agreement was to enable ARCH Digital to provide funding to its portfolio company, Shanghai Zhengda, to meet short-term working capital needs in light of regulatory restrictions applicable to foreign owned and controlled entities in the PRC.  The advances made pursuant to the fund transfer agreement are unsecured, interest-free obligations and are payable on demand.  (See Note 14).

On November 10, 2008, Capital Ally and the Company entered into the supplemental loan agreement and extended the maturity date of the loan to June 30, 2009.  On the same date, ARCH Digital and the Company entered into a supplemental Funds Transfer Agreement in connection with the transfer by Pypo Beijing of RMB 150 million to Shanghai Zhengda, ARCH Digital concurrently transferred $20.0 million to the Company, which will repay the $20.0 million to ARCH Digital on or prior to June 30, 2009.  In addition, the Company released Capital Ally's pledge of its ordinary shares of the Company and the Company secured replacement collateral for the loan by entering into pledge agreements with Style Technology and GM Investment, each of whom are 50% holders of the equity interest in Capital Ally.  Pursuant to these replacement pledge agreements, Style Technology and GM Investment pledged all of their respective rights and interests in the ordinary shares of Capital Ally as collateral in favor of the Company, and agreed not to sell, transfer, encumber or dispose of these pledged shares until the discharge of Capital Ally's obligations under the loan agreement.

On June 9, 2009, the Company and Capital Ally extended the maturity date of the short-term working capital loan from Capital Ally from June 30, 2009 to September 30, 2009 in order to accommodate Capital Ally's continuing working capital needs.  Concurrently, the Company and ARCH Digital also extended the maturity date of the fund transfer advance to September 30, 2009.

The concurrent extension of the maturity date of the fund transfer advance allows the Company to utilize the $20.0 million to be received from Capital Ally as repayment under the short-term working capital loan to repay the $20.0 million the Company owes ARCH Digital under the funds transfer agreement.

c)	Amount represents interest payable to GM Investment Company Limited on behalf of Capital Ally. Amount is repayable in November 2010.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
(Expressed in USD thousands, except share, per share data or stated otherwise)

20.	Related party transactions - continued

(iii)
During the year ended March 31, 2009, the Company made advances of $4,014 to Capital Ally.  These advances are unsecured, interest-free and are repayable on demand.  Such advance was classified as a receivable within equity.

(iv)	Guarantees of borrowings

As discussed in Note 15, certain short-term borrowings and notes payable are guaranteed by Mr. Fei and Mr. Zhang, and by related parties of the Company, respectively.

21.	Amounts due from (to) affiliated companies

In February 2009, Pypo Beijing made cash advances of approximately $26,770 to Pypo Times, to meet Pypo Times's capital needs.  Mr. Kuo Zhang, a director of the Company and Pypo Beijing's current chairman of the board, and Beijing Ruizhi Jiye Investment Co., Ltd., which is beneficially owned by Mr. Zhang, guaranteed the repayment of these cash advances, which Pypo Times will repay prior to February 2010.  These cash advances are interest free obligations.  From January to March 2009, Pypo Beijing made additional cash advances of $1,176 to Pypo Times, to meet Pypo Times's working capital needs.  These cash advances of $1,176 are unsecured, interest-free obligations and are payable on demand.  As of March 31, 2009, the total outstanding balance of these cash advances from Pypo Beijing to Pypo Times was approximately $27,946.  As at March 31, 2008, balance represented cash advances to Pypo Times of $125.  Amount was unsecured, non-interest bearing and repayable on demand.

As of March 31, 2009, the total outstanding balance of cash advances from Beijing Yipai-top was approximately $790.  The amount was unsecured, non-interest bearing and repayable on demand.

22.	Commitments and contingencies

Operating lease agreements

The Group has entered into leasing arrangements relating to office premises that are classified as operating leases. Future minimum lease payments for non-cancellable operating leases as of March 31, 2009 are as follows:

Total

2010	9,992
2011	9,958
2012	7,795
2013	6,180
2014	4,719
Thereafter	6,571
45,215

Total rental expenses were approximately $1,112, $652 and $7,897 during the years ended March 31, 2007, 2008 and 2009, respectively, and were charged to the consolidated income statements when incurred.

There were no material capital commitments as at March 31, 2009.

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
(Expressed in USD thousands, except share, per share data or stated otherwise)

23.	Segment Information

During the year, as a result of the acquisition of six retail sales groups, the Group has changed its reportable segment based on the types of customers receiving its products: "distribution business" and "retail business".  The "distribution business" is comprised of the Group's wholesale distribution of mobile phones, notebooks and other peripherals to retail resellers (including those owned by the Group) of these products.  The "retail business" is comprised of the Group's interests in companies that operate retail stores that sell mobile phones, notebooks and other peripherals, and provide after-sales services.  Each reporting segment derives its revenue from the sales to different types of customers, which is the responsibility of a member of the senior management of the Group who has knowledge of the business specific operational risks and opportunities.  The Group's chief operating decision maker ("CODM") have been identified as the President and Chief Executive Officer, who reviews operating results by customer groups to allocate resources and assess performance of the Group.

Prior to fiscal 2009, the Group has two reportable segments based on its major product groups: "Mobile phones" and "Notebooks and peripherals".  With the change of composition of reportable segments, the year ended December, 2007 and 2008 comparative numbers are restated accordingly to conform to the year ended December 31, 2009 composition of its reportable segments.  The change in composition of reportable segments did not have any impact on either the financial results or financial position of the Company in prior periods.

The financial information provided for the segments are based on internal management reports.  The principal measurement differences between this financial information and the consolidated financial statements are the accrual basis recording, for the consolidated financial purposes, of sales rebates, price protection provisions and returns.  The Group does not allocate operating expenses to individual reporting segments when making decisions about resources to be allocated to the segment and assessing its performance.

The financial information as reviewed by the Group's CODM are as follows:

	Distribution business			Retail business			Consolidated
	For the years ended March 31			For the years ended March 31			For the years ended March 31
Business segment	2007	2008	2009	2007	2008	2009	2007	2008	2009

Net revenues	298,398	373,364	413,393	—	—	163,491	298,398	373,364	576,884
Cost of revenues	(250,184)	(325,452)	(379,300)	—	—	(141,292)	(250,184)	(325,452)	(520,592)
	48,214	47,912	34,093	—	—	22,199	48,214	47,912	56,292

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
(Expressed in USD thousands, except share, per share data or stated otherwise)

23.	Segment Information - continued

A reconciliation of the amounts presented for reportable segments to the consolidated totals is as follows:
	Distribution business			Retail business			Consolidated
	For the years ended March 31			For the years ended March 31			For the years ended March 31
Business segment	2007	2008	2009	2007	2008	2009	2007	2008	2009
Revenue from external customers	298,398	373,364	407,758	—	—	163,491	298,398	373,364	571,249
Inter-segment revenue	—	—	5,635	—	—	—	—	—	5,635
Total revenues per segment revenue	298,398	373,364	413,393	—	—	163,491	298,398	373,364	576,884
Reconciliation adjustments:
Provision of sales rebates and price protection (c)	(2,267)	3,377	(303)	—	—	—	(2,267)	3,377	(303)
Adjustment for sales return (d)	(1,933)	(1,670)	(699)	—	—	—	(1,933)	(1,670)	(699)
Reclassification of reimbursement and rebates from Samsung (f)	—	3,197	404	—	—	—	—	3,197	404
Inter-segment revenue (h)	—	—	(5,635)	—	—	—	—	—	(5,635)
Total consolidated net revenues, as reported	294,198	378,268	407,160	—	—	163,491	294,198	378,268	570,651

Total cost of revenues per segment cost of revenues	(250,184)	(325,452)	(379,300)	—	—	(141,292)	(250,184)	(325,452)	(520,592)
Reconciliation adjustments:
Unrealized (profit) / loss (a)	(608)	(648)	13	—	—	—	(608)	(648)	13
Adjustment for inventory write down (b)	2,473	(425)	(100)	—	—	—	2,473	(425)	(100)
Adjustment for sales returns (d)	1,474	1,623	3,471	—	—	—	1,474	1,623	3,471
Adjustment for VAT (e)	(305)	(462)	(256)	—	—	—	(305)	(462)	(256)
Reclassification of reimbursement and rebates from Samsung (f)	715	7,647	13,301	—	—	—	715	7,647	13,301
Adjustment for business tax (g)	(927)	985	(2,016)	—	—	—	(927)	985	(2,016)
Inter-segment revenue (h)	—	—	—	—	—	5,635	—	—	5,635
Total consolidated cost of revenues, as reported	(247,362)	(316,732)	(364,887)			(135,657)	(247,362)	(316,732)	(500,544)

Gross profit before reconciliation:	48,214	47,912	34,093			22,199	48,214	47,912	56,292
Reconciliation adjustments:
Unrealized (profit) / loss (a)	(608)	(648)	13	—	—	—	(608)	(648)	13
Adjustment for inventory write down (b)	2,473	(425)	(100)	—	—	—	2,473	(425)	(100)
Provision of sales rebates and price protection (c)	(2,267)	3,377	(303)	—	—	—	(2,267)	3,377	(303)
Adjustment for sales returns (d)	(459)	(47)	2,772	—	—	—	(459)	(47)	2,772
Adjustment for VAT (e)	(305)	(462)	(256)	—	—	—	(305)	(462)	(256)
Reclassification of reimbursements and rebates from Samsung (f)	715	10,844	13,705	—	—	—	715	10,844	13,705
Adjustment for business tax (g)	(927)	985	(2,016)	—	—	—	(927)	985	(2,016)
Inter-segment revenue (h)	—	—	(5,635)	—	—	5,635	—	—	—
Total consolidated gross profit, as reported	46,836	61,536	42,273	—	—	27,834	46,836	61,536	70,107
Other operating income							101	160	920
Selling and distribution expenses							(16,972)	(15,633)	(24,195)
General and administrative expenses							(10,160)	(8,856)	(13,879)
Impairment loss on goodwill							—	—	(71)

Income from operations							19,805	37,207	32,882
Others, net							(48)	(674)	1,254
Interest income							520	720	546
Interest expenses							(3,776)	(3,604)	(5,303)
Income before income tax, and equity in (loss) / income of affiliated companies							16,501	33,649	29,379
Income tax expenses							(2,139)	(3,452)	(7,641)
Equity in (loss) / income of affiliated companies							—	(13)	16
Net income							14,362	30,184	21,754
Less: Net loss (income) attributable to the non controlling interest							—	60	(1611)
Net income attributable to the Company							14,362	30,244	20,143
Capital expenditure	(6,364)	(242)	(566)	—	—	(525)	(6,364)	(242)	(1,091)
Depreciation	(338)	(485)	(550)	—	—	(362)	(338)	(485)	(912)
Allowance for doubtful accounts	(386)	(100)	(273)	—	—	—	(386)	(100)	(273)
Write down for obsolete inventories	—	(450)	(100)	—	—	—	—	(450)	(100)
Amortization of intangible assets	—	—	—	—	—	(259)	—	—	(259)

PYPO DIGITAL COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
(Expressed in USD thousands, except share, per share data or stated otherwise)

23.	Segment Information - continued

	Distribution business		Retail business		Consolidated
	As of March 31,		As of March 31,		As of March 31,
	2008	2009	2008	2009	2008	2009
Segment assets	258,061	228,093	—	136,369	258,061	364,462
Investment in affiliated companies	343	1,479	—	—	343	1,479
Total assets	258,404	229,572	—	136,369	258,404	365,941

Segment liabilities	105,106	160,115	—	36,812	105,106	196,927

Note (a) - To recognize the unrealized (profit) / loss on intergroup sales

Note (b) - To adjust for inventory write down.

Note (c) - To recognize the provision of sales rebates and price protection on an accrual basis.

Note (d) - To recognize the sales returns on an accrual basis.

Note (e) - To adjust for the provision of VAT.

Note (f) - To reclassify reimbursements and rebates from Samsung.

Note (g) - To adjust for provision of business tax.

Note (h) - To eliminate intersegment sales and purchases

The Group mainly operates in the PRC and in 2007, 2008 and 2009, no single country other than the PRC accounted for 10% or more of the Company's consolidated net revenues.  In addition, all the identifiable assets of the Group are located in the PRC.  As the Group primarily generates its revenues from customers in the PRC, no geographical segments are presented.

There is no individual customer accounted for more than 10% of net revenues for the years ended March 31, 2007, 2008 and 2009, respectively.

24.	Subsequent events

On June 26, 2009, the shareholders of Middle Kingdom Alliance Corp., a Company which is currently listed on the OTC Bulletin Board, approved the business combination with the Company.  The business combination is expected to close in early July 2009.

PYPO DIGITAL COMPANY LIMITED

SCHEDULE I - CONDENSED FINANCIAL INFORMATION

STATEMENTS OF INCOME
(Expressed in USD thousands, except for share and per share data)

	For the years ended March 31,
	2007	2008	2009
General and administrative expenses	—	(12)	(1,687)
Loss from operations	—	(12)	(1,687)

Interest income	—	176	55
Equity in earnings of subsidiaries and variable interest entity	14,362	30,080	21,775

Net income	14,362	30,244	20,143

PYPO DIGITAL COMPANY LIMITED

SCHEDULE I - CONDENSED FINANCIAL INFORMATION

BALANCE SHEETS
(Expressed in USD thousands, except for share and per share data)

	As of March 31,
	2008	2009
ASSETS
Current assets:
Cash and cash equivalents	6,388	1,869
Amount due from a subsidiary	81,414	79,293
Amount due from a related party	20,000	20,000
Other receivable	3	1,173

Total current assets	107,805	102,335

Non-current asset:
Investment in subsidiaries and variable interest entity	67,350	73,104

Total assets	175,155	175,439

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Other payables and accruals	2,506	878
Amount due to a related party	20,000	20,000

Total liabilities	22,506	20,878

Mezzanine Equity
Redeemable ordinary shares ($0.0001 par value, 90,000,000 issued and outstanding as of March 31, 2008)	85,117	—

Commitments and contingencies

Shareholders' equity:
Ordinary shares ($0.0001 par value, 1,000,000,000 shares authorized, 182,700,000 and 272,700,000 issued and outstanding as of March 31, 2008 and 2009, respectively)	18	27
Additional paid-in capital	12,082	97,190
Accumulated other comprehensive income	10,704	14,134
Retained earnings	44,728	43,210

Total shareholders' equity	67,532	154,561

Total liabilities and shareholders' equity	175,155	175,439

PYPO DIGITAL COMPANY LIMITED

SCHEDULE I - CONDENSED FINANCIAL INFORMATION

STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(Expressed in USD thousands, except for share and per share data)

	Ordinary shares
	Number of shares	Amount	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total shareholders’ equity	Comprehensive income

Balance as of April 1, 2006	1,000	—	12,082	719	12,799	25,600

Net income	—	—	—	—	14,362	14,362	14,362
Foreign currency translation adjustments	—	—	—	991	—	991	991
Dividends declared	—	—	—	—	(12,677)	(12,677)	—

Balance as of March 31, 2007	1,000	—	12,082	1,710	14,484	28,276	15,353

Net income	—	—	—	—	30,244	30,244	30,244
Foreign currency translation adjustments	—	—	—	8,994	—	8,994	8,994
Issuance of shares to ordinary shareholders	182,699,000	18	—	—	—	18	—

Balance as of March 31, 2008	182,700,000	18	12,082	10,704	44,728	67,532	39,238

Net income	—	—	—	—	20,143	20,143	20,143
Foreign currency translation adjustments	—	—	—	3,430	—	3,430	3,430
Waiver of redemption rights	90,000,000	9	85,108	—	—	85,117	—
Advance to a shareholder	—	—	—	—	(4,014)	(4,014)	—
Dividends declared	—	—	—	—	(17,647)	(17,647)	—

Balance as of March 31, 2009	272,700,000	27	97,190	14,134	43,210	154,561	23,573

PYPO DIGITAL COMPANY LIMITED

SCHEDULE I - CONDENSED FINANCIAL INFORMATION

STATEMENTS OF CASH FLOWS
(Expressed in USD thousands)

	For the years ended March 31,
	2007	2008	2009
Cash flows from operating activities:
Net income	14,362	30,244	20,143
Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings of subsidiaries and variable interest entity	(14,362)	(30,080)	(21,775)
Dividend received from a subsidiary	—	—	17,647
Changes in operating assets and liabilities:
Other assets and receivable	—	(3)	(1,170)
Other payables and accruals	—	6	(1,628)

Net cash provided by operating activities	—	167	13,217

Cash flow from investing activities:
Advances to subsidiaries	—	(81,414)	2,121
Investment in an affiliated company	—	(20,000)	—

Cash (used in) / provided by investing activities	—	(101,414)	2,121

Cash flow from financing activities:
Proceeds from issuance of ordinary shares	—	18	—
Proceeds from issuance of redeemable ordinary shares, net of issuance costs	—	87,617	—
Amount due to a related party	—	20,000	—
Advance to a shareholder	—	—	(2,210)
Dividend to ordinary shareholders	—	—	(17,647)

Net cash provided by / (used in) financing activities	—	107,635	(19,857)

Net increase / (decrease) in cash and cash equivalents	—	6,388	(4,519)

Cash and cash equivalents:
At beginning of year	—	—	6,388

At end of year	—	6,388	1,869

PYPO DIGITAL COMPANY LIMITED

NOTE TO SCHEDULE I
(Expressed in USD thousands, except share, per share data or stated otherwise)

Schedule I has been provided pursuant to the requirement of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of  the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of  end of the most recently completed fiscal year.  As of March 31, 2008 and 2009, $125,186 and $181,775 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended March 31, 2007, 2008 and 2009.

During the years ended March 31, 2007, 2008 and 2009, a cash dividend of $12,677, nil and $17,647, respectively, was declared and paid by a subsidiary of the Company.

Basis of preparation

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Company's consolidated financial statements, except that the Company has used the equity method to account for its investment in its subsidiaries and its variable interest entity.  The condensed financial information of the Company has been prepared for the period starting from April 1, 2006 as if the Company existed as of the earliest period presented.